Exhibit 99.1

Chi-Med Reports 2017 Interim Results and Updates Shareholders on Key Clinical Programs

London: Monday, July 31, 2017:  Hutchison China MediTech Limited (“Chi-Med”) (AIM/Nasdaq: HCM), the China-based biopharmaceutical company focused on discovering and developing targeted therapies for oncology and immunological diseases for the global market, today announces its unaudited financial results for the six months ended June 30, 2017.

Group:  Record revenue; continued investment in clinical pipeline

•	Group revenue up 21% to $126.6 million (H1 2016: $104.5m).
•	Net income attributable to Chi‑Med of $1.7 million (H1 2016: $0.5m), including $37.5 million in research and development expenses on an as adjusted basis (H1 2016: $36.0m).

Innovation Platform:  Submitted first China New Drug Application (“NDA”) on fruquintinib; initiated first global Phase III registration study on savolitinib; five other pivotal Phase III studies underway or completing; three more preparing to start

•	Deep clinical pipeline of novel small molecule tyrosine kinase inhibitors (“TKIs”):
o

Eight clinical drug candidates now in 31 active or completing clinical trials (H1 2016: 25)  around the world; over 3,100 subjects dosed in our trials to date, with over 300 dosed in the first half of 2017.

•	Fruquintinib – Highly selective TKI of vascular endothelial growth factor receptor (“VEGFR”)-1/2/3:
o	Positive outcome in Phase III study, the FRESCO study, in third-line colorectal cancer (“CRC”) patients in China;
o	Potentially best-in-class in terms of both efficacy and safety relative to Stivarga® (regorafenib);
o	2017 American Society of Clinical Oncology (“ASCO”) oral presentation;
o	NDA submitted in third-line CRC to the Center for Drug Evaluation of the China Food and Drug Administration (“CFDA”).
•	Savolitinib – Highly selective TKI of the mesenchymal epithelial transition factor (“c-MET”):
o	Presented positive Phase II data in c-MET-driven papillary renal cell carcinoma (“PRCC”) at the ASCO Genitourinary Cancers Symposium;
o

Initiated global Phase III study, the SAVOIR study, in c-MET-driven PRCC in a head-to-head comparison with current standard therapy Sutent® (sunitinib).  The first Phase III study ever conducted with molecularly selected patients in renal cell carcinoma;

o	Initiated a global epidemiology study in c-MET-driven PRCC to demonstrate the importance of treatment with a c-MET inhibitor.
•	Presented positive proof-of-concept data on:
o	Fruquintinib in gastric cancer in combination with Taxol® (paclitaxel);
o	Sulfatinib in neuroendocrine tumors (“NET”) as well as preliminary data in thyroid cancer.
•	Progressing multiple Phase I dose escalation studies in Australia and China on:
o	HMPL-523 against spleen tyrosine kinase (“Syk”);
o	HMPL-453 against fibroblast growth factor receptor 1/2/3 (“FGFR”);
o	HMPL-689 against phosphoinositide 3-kinase delta (“PI3Kδ”);
o	Theliatinib against epidermal growth factor receptor (“EGFR”) wild-type;
o	Expect to complete dose escalation and initiate proof-of-concept expansion trials on these drug candidates towards end of 2017 or early 2018.

Commercial Platform:  High-performance drug marketing and distribution platform covers ~300 cities/towns in China with >3,300 sales people. High value products and household name brands

•	Total consolidated sales up 26% to $103.9 million (H1 2016: $82.3m).
•

Total sales of non-consolidated joint ventures were $253.1 million (H1 2016: $249.6m) mainly due to a price increase on a key product in late 2016; a relatively quiet influenza season; and -5% currency effect. Dividends paid to Chi-Med Group level from non-consolidated joint ventures totaled $42.6 million in first half of 2017 (H1 2016: $15.9m).

•	Total consolidated net income attributable to Chi-Med up 14% to $25.2 million (H1 2016: $22.1m).

Solid cash position:

•

Cash resources of $192.5 million at Chi-Med Group level as of June 30, 2017 ($173.7m as of December 31, 2016), including cash and cash equivalents, short-term investments and unutilized bank facilities.

Potential major milestones targeted for rest of 2017 and into 2018

•	Savolitinib in non-small cell lung cancer (“NSCLC”):
o	Data from Phase II studies to be presented later in 2017 at a major scientific conference:
1)	Savolitinib in combination with Tagrisso® (osimertinib) in second- and third-line NSCLC;
2)	Savolitinib in combination with Iressa® (gefitinib) in second-line NSCLC;
o	Subject to the strength of Phase II data, global Phase III registration and potential Breakthrough Therapy strategy for NSCLC will be determined.
•	Fruquintinib:
o	Potential NDA approval and launch in China, via our partner Eli Lilly and Company (“Lilly”), as the first approved treatment for third-line CRC patients;
o	Completion of enrollment in the FALUCA study, an approximately 520 patient Phase III registration study in third-line NSCLC in China;
o	Initiation of Phase III registration study of fruquintinib in combination with Taxol® in second-line gastric cancer in China.
•	Epitinib (EGFR): Initiation of Phase III registration study in first-line NSCLC patients with EGFR activating mutations with brain metastasis in China.
•	HMPL-523 (Syk): Potential presentation of preliminary efficacy data from Phase I dose escalation study in hematological cancer.

References in this announcement to adjusted research and development expenses, consolidated net income attributable to Chi-Med from our Commercial Platform and consolidated net income attributable to Chi-Med from our Prescription Drugs business are based on non-GAAP financial measures. Please see the “Use of Non-GAAP Financial Measures and Reconciliation” below for further information relevant to the interpretation of these financial measures and reconciliations of these financial measures to the most comparable GAAP measures, respectively.

U.K. Analysts Meeting and Webcast Scheduled Today at 9:00 a.m. BST (4:00 p.m. HKT) – at Panmure Gordon & Co, One New Change, London EC4M 9AF, U.K.. Investors may participate in the call at +44 20 3003 2666 or access a live video webcast of the call via Chi-Med’s website at www.chi-med.com/investors/event-information/.

U.S. Conference Call Scheduled Today at 9:00 a.m. EDT – to participate in the call from the United States, please dial 1 866 966 5335.

Additional dial-in numbers are also available at Chi-Med's website. For both calls and all dial-in numbers, please use conference ID “Chi-Med.”

Simon To, Chairman of Chi-Med, said:  “Chi-Med’s consistent strategy over the past 16 years has generated considerable shareholder value, and we believe it is now poised to deliver substantially more.

In our Innovation Platform, we have progressed our deep portfolio of eight clinical drug candidates, now in 31 active or completing clinical trials around the world. In the process we have achieved two particularly important milestones:  the formal NDA submission for fruquintinib in third-line CRC in China; and the initiation of our first global Phase III registration study of savolitinib in c-MET-driven metastatic PRCC.  We also presented positive Phase Ib/II data at major scientific conferences in early 2017 on savolitinib in PRCC, fruquintinib in gastric cancer, and sulfatinib in NET and thyroid cancer.

Now, subject to approval, we expect to launch fruquintinib in China in 2018 with our commercial partner, Lilly.  Importantly also, later in 2017, we will present eagerly-awaited Phase II clinical trials data on savolitinib in combination with Tagrisso® and Iressa® in NSCLC thereby allowing AstraZeneca AB (publ) (“AstraZeneca”) to clarify their plans for potential global Phase III registration.  Furthermore, we are also now preparing to initiate Phase III registration studies in China of fruquintinib in gastric cancer and of epitinib in NSCLC patients with brain metastasis.  The progress of our pipeline is testament to the quality of our in-house research organization, which has discovered all eight of our clinical drug candidates.  It also demonstrates that global quality drug discovery is now very much possible in China.

At the same time, regulatory reform is moving at speed in China, improving transparency and raising the standards of clinical data reliability.  This helps us, since, at Chi-Med we have always run all our clinical trials to global standards, be they inside or outside China.  Fruquintinib is now set to establish an important new reference point, under the reformed regulatory framework in China, for both quality and rigor of clinical trials and for speed to approval. Change is also underway on the National Drug Reimbursement List (“NDRL”) in China, with the first steps having been taken this month to include multiple innovative cancer drugs for some level of reimbursement in a clear move to broaden accessibility.

In parallel, our Commercial Platform continues to grow sales and profits showing resilience against the normal pressures of dynamic and competitive markets.  During late 2016 and early 2017, we increased prices in our Prescription Drugs business; and moved our Consumer Health factory over 1,400 kilometers to a lower-cost, larger capacity site in central China.  Both had short-term effects; but both are now set to benefit our businesses materially. There were also market pressures on our Consumer Health business, with rapid raw material price increases, a relatively quiet influenza season and around a 5% fall in the Chinese RMB, which affected our U.S. dollar stated financial results.  Despite this, net income attributable to Chi-Med from our Commercial Platform increased by 14% to $25.2 million, and we expect to meet full year guidance on core operations.  We see this as a measure of the strength of our brands, teams and operations.

Our consistent commercial and scientific strategy, and our pragmatic approach to managing finance and risk, have led to the strength of both our position today and our prospects.  The first of our new drug candidates, led by fruquintinib, and including savolitinib, sulfatinib and epitinib, are all progressing towards potential registration and launch in major markets with the balance of our pipeline of drug candidates including theliatinib, HMPL-523, HMPL-689 and HMPL-453 now mostly in proof-of-concept studies.

In addition, our discovery platform is generating a third wave of innovation with a strong focus on immunotherapy. Combining this innovation pipeline with our China marketing and distribution platform, our international partners and our financial stability, all lead Chi-Med to view our future with great confidence.”

FINANCIAL HIGHLIGHTS:

Consolidated financial results of the Group are reported under U.S. generally accepted accounting principles (“U.S. GAAP”) and in U.S. dollar currency unless otherwise stated.  Chi-Med also conducts its business through three non-consolidated joint ventures, which are accounted for under the equity accounting method as non-consolidated entities in our consolidated financial statements. Within this announcement, certain financial results reported by such non-consolidated joint ventures are referred to, which are based on figures reported in their respective consolidated financial statements prepared pursuant to International Financial Reporting Standards (as issued by the International Accounting Standards Board).  Unless otherwise indicated, references to “subsidiaries” mean the consolidated subsidiaries and joint ventures (excluding non-consolidated joint ventures) of Chi-Med.

Group Results

•	Consolidated revenue up 21% to $126.6 million (H1 2016: $104.5m).
•	Net income attributable to Chi-Med of $1.7 million (H1 2016: $0.5m).
•

Solid cash position:  Available cash resources of $192.5 million as of June 30, 2017 (December 31, 2016: $173.7m) at the Chi-Med Group level, including cash and cash equivalents, short-term investments and unutilized banking facilities.  During the first half of 2017, Chi-Med received dividends from its non-consolidated joint ventures of $42.6 million (H1 2016: $15.9m).

Innovation Platform – a deep broad, risk-balanced global oncology/immunology pipeline

•

Consolidated revenue of $22.7 million (H1 2016: $22.3m) from milestone payments from Lilly ($4.5m, fruquintinib NDA filing) and AstraZeneca ($5.0m, savolitinib Phase III initiation) and service fee payments from Lilly, AstraZeneca and Nutrition Science Partners Limited (“NSP”), our 50/50 joint venture with Nestlé Health Science S.A. (“Nestlé”).

•

Net loss attributable to Chi-Med of $14.8 million (H1 2016: -$13.7m) driven by $31.6 million (H1 2016: $31.2m) in research and development expenses, or $37.5 million (H1 2016: $36.0m) on an as adjusted (non-GAAP) basis, spent on our 31 active or completing clinical trials, five of which are pivotal Phase III studies on fruquintinib, sulfatinib and savolitinib.

Commercial Platform – a deeply established, cash-generative, pharmaceutical business in China – a platform to commercialize our Innovation Platform candidate drugs

•	Total consolidated sales up 26% to $103.9 million (H1 2016: $82.3m) mainly resulting from growth in our Prescription Drug commercial services business.
•

Total sales of non-consolidated joint ventures were $253.1 million (H1 2016: $249.6m) resulting from flat sales on She Xiang Bao Xin (“SXBX”) pill due to a price increase that we implemented in December 2016; and a relatively quiet influenza season on the over-the-counter (“OTC”) drug business.

•

Total consolidated net income attributable to Chi-Med up 14% to $25.2 million (H1 2016: $22.1m) or up 2% to $22.7 million on an adjusted basis to exclude $2.5 million one-time government subsidies; strong Prescription Drug net income growth was offset by short-term pressures in OTC drugs caused by our factory move and certain raw material price increases.

•	Both top- and bottom-line growth were reduced by -5% in U.S. dollar terms during the first half of 2017 as a result of the weakening of the Chinese RMB as compared to the same period in 2016.

KEY H1 2017 OPERATIONAL HIGHLIGHTS:

Innovation Platform:  In June this year, we both completed our first NDA submission, for fruquintinib in third-line CRC, and initiated our first global Phase III study in oncology, for savolitinib in PRCC. Each triggered milestone payments from our partners Lilly and AstraZeneca, and each represents major achievements for Chi-Med and for the biotech industry in China.

•

Savolitinib:  Potential first-in-class selective c-MET inhibitor currently in 12 active clinical studies worldwide in multiple tumor types including kidney, lung and gastric cancers as a monotherapy or in combination with other targeted and immunotherapy agents.  Developing globally in partnership with AstraZeneca:

1.	Kidney cancer:

a.

Presented Phase II global multicenter study in advanced PRCC at the 2017 ASCO Genitourinary Cancers Symposium showing robust efficacy with savolitinib monotherapy in c-MET-driven patients.  Median progression free survival (“PFS”) of 6.2 months in patients with c-MET-driven tumors as compared with 1.4 months (p<0.0001) in c-MET-independent patients.  Objective response rate (“ORR”) was 18.2% in c-MET-driven patients vs. 0% (p=0.002) in c-MET independent patients.  Encouraging durable response and a tolerable safety profile were reported in savolitinib treated patients. The full article has now been published in the Journal of Clinical Oncology.

b.

A global Phase III study, the SAVOIR study, was initiated in late June 2017.  The SAVOIR study is an open-label, randomized, controlled trial evaluating the efficacy and safety of savolitinib, compared with Sutent®, in patients with c-MET-driven, unresectable, locally advanced or metastatic PRCC.  Approximately 180 patients will be randomized in the United States and Europe; c-MET-driven PRCC patients will be selected through the use of a companion diagnostic kit.

c.

Confirmed combination dose of savolitinib in combination with anti-programmed death-ligand 1 (“PD-L1”) antibody, Imfinzi® (durvalumab), via Phase Ib study in clear cell renal cell carcinoma (“ccRCC”) patients.  A ccRCC expansion phase is now underway.

2.	Lung cancer:

a.

Continued enrollment of Phase II studies in NSCLC patients with EGFR mutations who have progressed following first-line EGFR TKI therapy and harbor c-MET gene amplification.  We are preparing to present data on the following studies at major scientific conferences later in 2017: (1) a Phase II study, the TATTON study (Part B), of savolitinib in combination with Tagrisso® in second-line or third-line EGFR TKI refractory NSCLC patients; and (2) a Phase II study of savolitinib in combination with Iressa® in second-line EGFR TKI refractory NSCLC patients.

•	Fruquintinib: Designed to be a best-in-class selective inhibitor of VEGFR 1/2/3 – we are developing outside of China and in partnership with Lilly within China:

1.

CRC (third-line or above):  Reported in March 2017 that fruquintinib convincingly met the primary endpoint of median overall survival (“OS”), 9.30 months versus 6.57 months (p<0.001), and all secondary endpoints in the FRESCO Phase III study as a monotherapy among third-line CRC patients in China; further, that the adverse events (“AEs”) demonstrated in FRESCO did not identify any new or unexpected safety issues; then presented the full FRESCO data-set in an oral presentation at ASCO and completed submission of our China NDA in June 2017. Subject to CFDA approval, fruquintinib is expected to launch in China in 2018.  Based on the patient population in third-line CRC in China, as well as the sales performance of TKIs launched in recent years in China, we estimate peak fruquintinib revenues, in third-line CRC alone, could reach between $110-160 million annually resulting in peak net income to Chi-Med of around $20-35 million.

2.

NSCLC (third-line): Continue to enroll a Phase III study, named FALUCA, with a primary endpoint of OS, to evaluate fruquintinib in third-line NSCLC patients in China; expect to complete enrollment in early 2018; top-line Phase III data expected to be reported in late 2018; subject to positive FALUCA outcome, we target to submit a second China NDA shortly thereafter.

3.

Gastric cancer (second-line):  Presented positive interim results in the Phase I/Ib dose finding/expansion study in early 2017 at the ASCO Gastrointestinal Cancers Symposium.  Established a well-tolerated combination dose of 4mg fruquintinib with 80mg/m2 weekly of Taxol® with encouraging efficacy, including ORR of 36%; Disease Control Rate (“DCR”) of 68%; ≥16 week PFS of 50% and ≥7 month OS of 50%.  On track now to initiate a Phase III registration study in China in 2017.

4.	NSCLC (first-line): In January 2017, we initiated a Phase II study of fruquintinib in combination with Iressa® in first-line NSCLC patients with EGFR activating mutations in China.

5.	Production facility in Suzhou, China operated by Chi-Med is now ready to support commercial launch of fruquintinib in 2018.

6.	Planning to initiate global development of fruquintinib in 2017, initially through a Phase I dose confirmation study in Caucasian patients in the United States.

•

Sulfatinib:  A unique angio-immuno TKI therapy with high potency against VEGFR, FGFR1 and colony stimulating factor-receptor 1 (“CSF-1R”) with emerging strong efficacy in multiple solid tumor settings – enrolling two pivotal Phase III studies:

1.	NET:

a.

Presented positive Phase II study at the European Neuroendocrine Tumor Society (“ENETS”) conference in early 2017.  Established that sulfatinib was well tolerated with highly encouraging efficacy in both pancreatic NET (ORR 17.1%; DCR 90.2%; and median PFS 19.4 months) and non-pancreatic NET (ORR 15.0%; DCR 92.5%; and median PFS 13.4 months) with 100% DCR in twelve patients who had disease progression on targeted therapies such as Sutent®  and Afinitor® (everolimus); now enrolling two Phase III studies in China, named SANET-p (in pancreatic NET patients) and SANET-ep (in non-pancreatic NET patients), with primary endpoint median PFS.

b.	U.S. Phase I dose confirmation study in Caucasian patients is near completion, and a Phase II expansion study in the United States is expected to be initiated in late 2017 or early 2018.

2.

Thyroid cancer:  Presented Phase II data at ASCO in June 2017 in patients with locally advanced or metastatic radioactive iodine (“RAI”)-refractory differentiated thyroid cancer (“DTC”) or medullary thyroid cancer (“MTC”) in China. Preliminary data in 18 patients showing an ORR of 25% in RAI-DTC and an ORR of 17% in MTC patients, with all other patients reporting stable disease (“SD”).

3.	Biliary tract cancer: Initiated a Phase II proof-of-concept study in China in January 2017.

•	Epitinib: Highly differentiated EGFR TKI designed for optimal blood-brain barrier penetration allowing for higher drug exposure in the brain than currently marketed first generation EGFR TKIs:

1.

NSCLC with brain metastasis:  Epitinib has been shown to be well tolerated with encouraging efficacy with an overall ORR (lung and brain) of 62% in all EGFR TKI naïve NSCLC patients (those patients not previously treated with an EGFR TKI) and an ORR of 70%, including both confirmed and unconfirmed partial responses (“PRs”), in EGFR TKI naïve NSCLC patients who also had measurable brain metastasis and were c-MET negative.  Based on these data we are preparing to initiate a Phase III registration study in China in late 2017 or early 2018.

2.	Glioblastoma: Planning underway to start a Phase II study in glioblastoma, a primary brain cancer that harbors high levels of EGFR gene amplification, in 2017.

•	HMPL-523: Potential first-in-class Syk inhibitor in oncology and immunology:

Hematological cancer: Currently enrolling Phase I dose escalation studies in Australia and China in patients with hematologic malignancies.  Dose escalation continues to evaluate both once daily (“QD”) and twice daily regimes and will begin dose expansion with single agent HMPL-523 in due course.  We target to present proof-of-concept data in 2018.

•	HMPL-689: Potential best-in-class, highly selective PI3Kδ inhibitor, which we believe should have meaningful safety and tolerability advantages over Zydelig® (idelalisib):

Hematological cancer: Completed Phase I study in healthy volunteers in Australia, now preparing to start Phase I in patients with lymphomas in China where we received IND clearance in early 2017.

•	Theliatinib: EGFR inhibitor, with high binding affinity to wild-type EGFR protein, with potential in patients with solid tumors presenting EGFR gene amplification or protein over-expression:

Esophageal cancer:  Phase I dose escalation study is continuing and a Phase II expansion in esophageal cancer patients with a high level of EGFR activation, including gene amplification and protein over-expression was initiated in early 2017.

•	HMPL-453: Potential first-in-class and/or best-in-class selective FGFR 1/2/3 inhibitor:

Solid tumors:  During the first half of 2017, we initiated Phase I dose escalation studies in both Australia and China.

Commercial Platform:  Net profit increased 14% to $25.2 million (H1 2016: $22.1m) with strong Prescription Drugs growth and $2.5 million in one-time government subsidies more than offsetting the effect of challenging conditions in the OTC business; as well as the -5% weakening of the Chinese RMB.

•

Prescription Drugs business continuing profit growth – consolidated sales up 27% to $85.8 million (H1 2016: $67.6m); total sales of non-consolidated Prescription Drugs joint venture flat at $129.7 million (H1 2016: $126.8m); and total consolidated net income attributable to Chi-Med up 27% to $19.4 million (H1 2016: $15.3m).

1.

Shanghai Hutchison Pharmaceuticals Limited (“SHPL”) – our large-scale non-consolidated Prescription Drugs joint venture – Continued progress on SXBX pill, our most important commercial product, a prescription vasodilator that accounts for about 12% of China’s over $1.5 billion botanical coronary artery disease prescription drug market.  SXBX pill is a proprietary product with full patent protection through 2029. During late 2016 and early 2017, we have been able to effectively implement a pricing strategy that provides an important foundation for future margin improvement and profit growth.

2.

Shanghai government subsidy – SHPL was awarded a significant one-time increase in its regular government research and development subsidies.  This totaled $5.9 million, equivalent to $2.5 million in net income attributable to Chi-Med.

3.

Hutchison Whampoa Sinopharm Pharmaceuticals (Shanghai) Limited (“Hutchison Sinopharm”) – our Prescription Drugs commercial services business – Continued commercial success in the first half of 2017 on Seroquel® (bi-polar disorder/schizophrenia), which grew sales by 10% to $18.9 million (H1 2016: 17.2m), and Concor® (hypertension/high blood pressure) where strong results, 75% year-on-year growth, recently led Merck Serono to expand Hutchison Sinopharm’s exclusive territory by over 70% to now cover a total of six provinces/municipalities with a population of over 360 million people.

•

Consumer Health business stable despite challenging conditions – consolidated sales up 24% to $18.1 million (H1 2016: $14.6m); total sales of non-consolidated Consumer Health joint venture flat at $123.4 million (H1 2016: $122.7m); and total consolidated net income attributable to Chi-Med down 16% to $5.8 million (H1 2016: $6.8m).

Short-term OTC profit pressure – capacity constraint and depreciation costs – caused by regulatory hiatus before the start of production at our new factory; an increase in certain key raw material prices; and the quietest influenza season since 2014.

2017 AND EARLY 2018 MILESTONES:  We target to present multiple clinical data updates during the balance of 2017 and early 2018, including:

•	Savolitinib:
1.	Phase II data in second- and third-line NSCLC in combination with Tagrisso®;
2.	Phase II data in second-line NSCLC in combination with Iressa®;
3.	Molecular epidemiology study (n >300) in PRCC.
•	Fruquintinib: Phase III FRESCO study full data sub-group analysis in third-line CRC.
•	HMPL-523 (Syk): Preliminary efficacy data from Phase I dose escalation study in hematological cancer.
•	HMPL-689 (PI3Kδ): Phase I dose escalation data in healthy volunteers.

We hope to achieve multiple clinical and regulatory milestones during 2017 and early 2018, including:

•	Savolitinib: Potential decision on Phase III registration and potential Breakthrough Therapy strategy in NSCLC in combination with Tagrisso®/Iressa®.
•	Fruquintinib:

1.   Potential NDA approval and launch in third-line CRC in China;

2.   Complete enrollment of Phase III FALUCA study in third-line NSCLC;

3.   Initiate China Phase III study in second-line gastric cancer;

4.   Initiate U.S. Phase I dose confirmation study in Caucasian patients.

•	Epitinib:

1.   Initiate China Phase III study in first-line EGFR-mutant NSCLC patients with brain metastasis;

2.   Initiate China Phase II study in glioblastoma (primary brain cancer).

•	Sulfatinib: Initiate Phase II expansion study in NET patients in the United States.
•	HMPL-523 (Syk): Initiate Australia and China dose expansion proof-of-concept studies in hematological cancer.
•	HMPL-689 (PI3Kδ): Initiate Phase I dose escalation study in China in hematological cancer patients.

FINANCIAL GUIDANCE:  Our updated guidance for 2017, compared to the most recent guidance in our full year results announcement for the year ended December 31, 2016 dated March 13, 2017, reflects no overall change to estimated net income/(loss) for the Chi-Med Group.  The only adjustment that we would highlight is the potential for deferral, into 2018, of the one-time property gains resulting from Guangzhou government policy.  Full year 2017 financial guidance is detailed below:

[1]
Group Level:	2017 Previous Guidance[1]	2017 Current Guidance	Adjustment
• Consolidated revenue	$225-240 million	$225-240 million	none
• Admin., interest & tax	$(18)-(19) million	$(18)-(19) million	none
• Net income/(loss)[2]	$(13)-(28) million	$(13)-(28) million	none
Innovation Platform:
• Consolidated revenue	$35-40 million	$35-40 million	none
• Adjusted R&D expenses	$(85)-(90) million	$(85)-(90) million	none
Commercial Platform:
• Sales (consolidated)	$190-200 million	$190-200 million	none [4]
• Sales of non-consol. JVs[3]	$480-500 million	$480-500 million	none
• One-time property/R&D gains[2]	$14-16 million[4]	$3-16 million[4]	$0-11 million less[4]
• Net income[2]	$46-50 million	$35-50 million	$0-11 million less

Notes: [1] Company Guidance March 13, 2017; [2] Attributable to Chi-Med; [3] Joint ventures; [4] timing subject to Guangzhou government policy.

CONTACTS:

Investor Enquiries
Mark Lee, SVP Corporate Finance & Development	+852 2121 8200

U.K. & International Media Enquiries
Anthony Carlisle, Citigate Dewe Rogerson	+44 7973 611 888 (Mobile)	anthony.carlisle@cdrconsultancy.co.uk

U.S. Based Media Enquiries
Brad Miles, BMC Communications	+1 (917) 570 7340 (Mobile)	bmiles@bmccommunications.com
Susan Duffy, BMC Communications	+1 (917) 499 8887 (Mobile)	sduffy@bmccommunications.com

Investor Relations
Matt Beck, The Trout Group	+1 (917) 415 1750 (Mobile)	mbeck@troutgroup.com
David Dible, Citigate Dewe Rogerson	+44 7967 566 919 (Mobile)	david.dible@citigatedr.co.uk

Panmure Gordon (UK) Limited
Richard Gray / Andrew Potts	+44 (20) 7886 2500

About Chi-Med

Chi-Med is an innovative biopharmaceutical company which researches, develops, manufactures and sells pharmaceuticals and healthcare products.  Its Innovation Platform, Hutchison MediPharma Limited, focuses on discovering and developing innovative therapeutics in oncology and autoimmune diseases for the global market. Its Commercial Platform manufactures, markets, and distributes prescription drugs and consumer health products in China. Chi-Med is majority owned by the multinational conglomerate CK Hutchison Holdings Limited (“CK Hutchison”) (SEHK: 0001). For more information, please visit: www.chi-med.com.

References

Unless the context requires otherwise, references in this announcement to the “Group,” the “Company,” “Chi-Med,” “Chi-Med Group,” “we,” “us” and “our” mean Hutchison China MediTech Limited and its consolidated subsidiaries and joint ventures unless otherwise stated or indicated by context.

Past Performance and Forward-Looking Statements

The performance and results of operations of the Group contained within this announcement are historical in nature, and past performance is no guarantee of future results of the Group.  This announcement contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.  These forward-looking statements can be identified by words like “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “pipeline,” “could,” “potential,” “believe,” “first-in-class,” “best-in-class,” “designed to,” “objective,” “guidance,” “pursue,” or similar terms, or by express or implied discussions regarding potential drug candidates, potential indications for drug candidates or by discussions of strategy, plans, expectations or intentions.  You should not place undue reliance on these statements.  Such forward-looking statements are based on the current beliefs and expectations of management regarding future events, and are subject to significant known and unknown risks and uncertainties.  Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those set forth in the forward-looking statements.  There can be no guarantee that any of our drug candidates will be approved for sale in any market, or that any approvals which are obtained will be obtained at any particular time, or that any such drug candidates will achieve any particular revenue or net income levels.  In particular, management’s expectations could be affected by, among other things: unexpected regulatory actions or delays or government regulation generally; the uncertainties inherent in research and development, including the inability to meet our key study assumptions regarding enrollment rates, timing and availability of subjects meeting a study’s inclusion and exclusion criteria and funding requirements, changes to clinical protocols, unexpected adverse events or safety, quality or manufacturing issues; the inability of a drug candidate to meet the primary or secondary endpoint of a study; the inability of a drug candidate to obtain regulatory approval in different jurisdictions or gain commercial acceptance after obtaining regulatory approval; global trends toward health care cost containment, including ongoing pricing pressures; uncertainties regarding actual or potential legal proceedings, including, among others, actual or potential product liability litigation, litigation and investigations regarding sales and marketing practices, intellectual property disputes, and government investigations generally; and general economic and industry conditions, including uncertainties regarding the effects of the persistently weak economic and financial environment in many countries and uncertainties regarding future global exchange rates.  For further discussion of these and other risks, see Chi-Med’s filings with the U.S. Securities and Exchange Commission and on AIM.  Chi-Med is providing the information in this announcement as of this date and does not undertake any obligation to update any forward-looking statements as a result of new information, future events or otherwise.

In addition, this announcement contains statistical data and estimates that Chi-Med obtained from industry publications and reports generated by third-party market research firms, including Frost & Sullivan and QuintilesIMS, independent market research firms, and publicly available data. All patient population, market size and market share estimates are based on Frost & Sullivan or QuintilesIMS research, unless otherwise noted.  Although Chi-Med believes that the publications, reports and surveys are reliable, Chi-Med has not independently verified the data. Such data involves risks and uncertainties and are subject to change based on various factors, including those discussed above.

Inside Information

This announcement contains inside information for the purposes of Article 7 of Regulation (EU) No 596/2014.

Ends

CHAIRMAN’S STATEMENT

Chi-Med’s aim remains to become an innovative global biopharmaceutical company based in China, and we keep making significant progress towards this aim.

Our recent progress in advancing fruquintinib through NDA with the CFDA as well as starting our first global Phase III study in oncology with savolitinib have been particularly important.  We are making progress step-by-step on all eight of our clinical drug candidates, and we believe that we are very well positioned to create substantial shareholder value. Our confidence in doing so stems from the following factors.

The inevitability of China oncology – In 2016, global market sales of oncology drugs grew by 11% to $175.7 billion making it the largest treatment area in the global pharmaceutical market, with a 17% market share.  In China, despite being the home to 8.1 million cancer patients, or about 20-30% of those in the world, 2016 market sales of oncology drugs were just $7.3 billion, or about 4% of the global market.  In our view, it is inevitable that the China oncology market is set to emerge over the coming decade as an area of major opportunity, spurred by China’s increasing emphasis on innovation combined with its rapidly improving regulatory environment.

Global innovation out of China – For sixteen years, Chi-Med and its partners have invested about $480 million in building an engine of global oncology innovation in China.  Our approximately 330-person strong scientific team has created, and progressed into development, a portfolio of eight differentiated targeted therapies, primarily in the field of oncology.  We have used our fully integrated discovery platform, with its particularly deep competence in chemistry, to create highly selective drug candidates against multiple novel and validated molecular targets, many with the potential to be first-in-class or best-in-class.  Global quality innovation, out of China, positions us very well to address the major unmet medical needs in China oncology as well as to identify opportunities for our differentiated assets in the global market.

China regulatory reforms – Probably the most exciting development in the context of our ambitions is the transformation that is occurring in the regulatory environment in China. In the clinical and regulatory arena, dozens of policy documents have been published by the State Council and CFDA, aiming to strengthen and speed up China's drug trial and approvals process. These include new standards, supervision and accountability mechanisms that are helping to clear China's drug registration backlog, with the number of applications awaiting CFDA review dropping from 22,000 in 2015 to the current 6,000.  Also, the new Priority Review and Market Authorization Holder ("MAH") systems are both clearly helping to speed approval of innovative therapies that meet major unmet medical needs in China.

In the commercial arena, the publication, this month, of the agreed NDRL prices on 36 novel drugs is the first step away from the 100% self-pay system.  Many targeted therapies in oncology such as Avastin®, Herceptin®, Tarceva®, Nexavar®, Rituxan®, Afinitor® and Revlimid®, among others are now set to be at least partially reimbursed. While prices have been negotiated down to between about one-third and one-half of global prices, both patients and innovative biopharmaceutical companies in China are set to benefit from broadening of access to these important therapies.

Our first wave of innovation is benefiting from regulatory reforms – Fruquintinib is the first drug out of the Chi-Med innovation engine to take advantage of the above factors.  It has shown that a potential best-in-class asset can be discovered and developed in China.  We expect fruquintinib to be granted Priority Review and, upon approval, is likely to be the first MAH designated drug ever to reach the market in China.  The interaction with the CFDA in our local region, Shanghai, as well as centrally in Beijing, has been highly collaborative because fruquintinib is a test case for the new system.  We hope that time from NDA submission to approval could be rapid and help to establish a new standard.  We believe that the balance of our first wave of innovation – sulfatinib, epitinib, and theliatinib – will also all benefit from these important regulatory reforms.

Our second wave of innovation is on its way – Chi-Med’s second wave of innovation is focused on more novel, potential first-in-class targets such as c-MET, Syk, and FGFR, as well as a potential best-in-class PI3Kδ inhibitor.  All of these programs are in clinical trials and we are moving as fast as we can to reach proof-of-concept in as many indications as possible, looking to build robust data sets that will allow for pivotal trial decisions.

Even greater innovation in the third wave – For the past five years, our discovery platform has been working on our third wave of drug candidates, with an emphasis on second-generation immunotherapy targets.  The first of these assets should start reaching the clinic in the coming year or so, and we are most excited about the opportunities that will emerge for innovative combination regimes with our first and second wave therapies.

For all these reasons, combined with the financial strength of Chi-Med, the cash being generated by our Commercial Platform and our consistent commercial and scientific strategies, we are highly optimistic about Chi-Med’s long-term prospects.  As always, the success and prospects of Chi-Med are the result of the commitment and dedication of our people, and I would like to express my deep appreciation to all our management and staff and for the support of the investors, directors and partners of Chi-Med.

Simon To

Chairman, July 31, 2017

FINANCIAL REVIEW

Chi-Med Group revenues for the six months ended June 30, 2017 increased by 21% to $126.6 million (H1 2016: $104.5m), due to a 26% increase in revenue generated by the Commercial Platform to $103.9 million (H1 2016: $82.3m) and our consolidated joint venture, Hutchison Sinopharm.  Revenues from our Innovation Platform were flat at $22.7 million (H1 2016: $22.3m), reflecting similar levels of milestone payments, service fees and clinical cost reimbursements received from AstraZeneca, Lilly and NSP compared to the prior period. It should be noted that Group revenues do not include the sales of our two large-scale, 50/50 joint ventures in China, SHPL and Hutchison Whampoa Guangzhou Baiyunshan Chinese Medicine Company Limited (“HBYS”), since these are accounted for using the equity method.

Our Commercial Platform, which for the time being is Chi-Med’s primary profit and cash source, grew operating profit by 12% to $27.8 million (H1 2016: $24.9m) as a result of improved profit margins in SHPL’s coronary artery disease Prescription Drug business and a one-time Shanghai government subsidy.  The Innovation Platform incurred an operating loss of $14.8 million (H1 2016: -$13.8m) as a result of expansion of clinical development activities and investment in the expansion of small molecule manufacturing operations.

Net corporate unallocated expenses, primarily Chi-Med Group overhead and operating costs, increased to $6.7 million (H1 2016: $5.8m) principally due to our Nasdaq listing and the resulting increase in organization and third-party advisor costs in the audit and compliance areas.

Consequently, Chi-Med Group operating profit was $6.3 million (H1 2016: $5.3m).

The aggregate of interest and income tax expenses of the Chi-Med Group, as well as net income attributable to non-controlling interests during the period, was $4.6 million (H1 2016: $4.8m) mainly driven down by reduced share of net income attributable to a non-controlling interest from non-consolidated joint venture under Consumer Health business.

The resulting total Group net income  attributable to Chi-Med was therefore $1.7 million (H1 2016: $0.5m).

As a result, Group net income attributable to ordinary shareholders of Chi-Med in the first half of 2017 was $0.03 per ordinary share / $0.015 per American depositary share (“ADS”), compared to a net income attributable to ordinary shareholders of Chi-Med of $0.01 per ordinary share / $0.005 per ADS, in the first half of 2016.

Cash and Financing

In the past five years, as our clinical spending has escalated, we have endeavored to remain cash-positive at the Chi-Med Group level, and in the first half of 2017, we generated $19.4 million (H1 2016: $9.1m) in net cash from our operating activities.  This was driven by significantly increased dividends paid by our non-consolidated Commercial Platform joint ventures which resulted from one-time property compensation and subsidies last year from the Shanghai government as well as growth in the profit of our core operations.  These dividends, along with payments received from AstraZeneca, Lilly, and NSP, in their aggregate, more than offset our research and development expenses which were $31.6 million (H1 2016: $31.2m), or $37.5 million (H1 2016: $36.0m) on an as adjusted (non-GAAP) basis.

As of June 30, 2017, we had available cash resources of $192.5 million (December 31, 2016: $173.7m) at the Chi-Med Group level including cash and cash equivalents and short-term investments of $112.5 million (December 31, 2016: $103.7m) and unutilized bank borrowing facilities of $80 million (December 31, 2016: $70m). Aggregate borrowing facilities of $70 million, with an average 18 month term, were renewed in February 2017. In addition, as of June 30, 2017, our non-consolidated joint ventures (SHPL, HBYS and NSP) held $88.8 million (December 31, 2016: $91.0m) in available cash resources.

Outstanding bank loans as of June 30, 2017 amounted to $46.9 million (December 31, 2016: $46.8m) at the Chi-Med Group level, of which $26.9 million is guaranteed by a wholly-owned subsidiary of CK Hutchison, our 60% shareholder. Our total Chi-Med Group weighted average annual interest rate for bank borrowings outstanding as of June 30, 2017 was 1.8% (H1 2016: 1.5%).  In addition, we paid a guarantee fee which added about 1.0% to our weighted average annual cost of borrowings in the first half of 2017 (H1 2016: 0.9%).  As of June 30, 2017, our non-consolidated joint ventures had no outstanding bank loans (December 31, 2016: nil).

In summary, we believe that the cash resources that we currently hold are sufficient to fund all our near-term activities.

OPERATIONS REVIEW

INNOVATION PLATFORM

The Chi-Med pipeline of drug candidates has been created and developed by the in-house research and development operation which was started in 2002.  Since then, we have assembled a large team of about 330 scientists and staff based in China and operating a fully-integrated drug discovery and development operation covering chemistry, biology, pharmacology, toxicology, chemistry and manufacturing controls for clinical and commercial supply, clinical and regulatory and other functions. Looking ahead, we plan to continue to leverage this platform, as we had in the past decade, to produce a stream of novel drug candidates with global potential.

Since inception, the Innovation Platform has dosed over 3,100 patients/subjects in clinical trials of our drug candidates with over 300 dosed in the first half of 2017 primarily driven by the enrollment of the Phase III studies that we currently have underway.

Product Pipeline Progress

Savolitinib (AZD6094):  Savolitinib is a potential first-in-class inhibitor of c-MET, an enzyme which has been shown to function abnormally in many types of solid tumors.  We designed savolitinib to be a potent and highly selective oral inhibitor, which, through chemical structure modification, addresses human metabolite-related renal toxicity, the primary issue that halted development of several other selective c-MET inhibitors.  In clinical studies to date, involving over 500 patients, savolitinib has shown promising signs of clinical efficacy in patients with c-MET gene alterations in PRCC, NSCLC, CRC and gastric cancer with an acceptable safety profile.

We are currently testing savolitinib in partnership with AstraZeneca in multiple Phase Ib/II studies, both as a monotherapy and in combination with other targeted therapies, and in June 2017, we initiated our first global Phase III registration study in PRCC.  Later in 2017, we plan to present Phase II data at a major scientific conference on savolitinib in combination with Tagrisso® and Iressa®, in both second- and third-line NSCLC.

Savolitinib – Kidney cancer:  High proportion of MET-driven patients.

Study 1 – Enrolling – Phase III PRCC savolitinib 600mg QD monotherapy (Global) – PRCC is the most common of the non-clear cell renal cell carcinomas (“RCCs”) representing about 14% of kidney cancer.  Approximately 366,000 new cases of kidney cancer were diagnosed globally in 2015, equating to about 50,000 cases of PRCC, with approximately half harboring c-MET-driven disease.  No systemic therapies/TKIs have been approved in PRCC, and to date only modest efficacy in non-ccRCC has been reported in sub-group analyses of broader RCC studies of VEGFR (e.g. Sutent®) and mammalian target of rapamycin (mTOR) (e.g. Afinitor®) TKIs, with ORRs of <10% and median PFS in first-line setting of 4-6 months and second-line setting of only 1-3 months (ESPN study, Tannir N. M. et al.).

During the first half of 2017, we presented the results of our 109 patient global Phase II study in PRCC at the ASCO Genitourinary Cancers Symposium, as well as in the Journal of Clinical Oncology as a Rapid Communication Manuscript.  This Phase II study was the largest and most comprehensive clinical study in PRCC ever conducted.  Of 109 patients treated with savolitinib, PRCC was c-MET-driven in 44 patients (40%), c-MET-independent in 46 (42%) and MET status unknown in 19 (17%). c-MET-driven PRCC was strongly associated with encouragingly durable response to savolitinib with ORR in the c-MET-driven group of 18.2% (8/44) as compared to 0% (0/46) in the c-MET-independent group (p=0.002). Median PFS for patients with c-MET-driven and c-MET-independent PRCC was 6.2 months (95% CI: 4.1–7.0) and 1.4 months (95% CI: 1.4–2.7), respectively (hazard ratio=0.33; 95% CI: 0.20–0.52; log-rank p<0.0001). Savolitinib was well tolerated, with no reported treatment related Grade ≥3 AEs with >5% incidence.  Total aggregate savolitinib treatment related Grade ≥3 AEs occurred in just 19% of patients comparing very well to the 70-75% Grade ≥3 AE level recorded in VEGFR inhibitors such as Sutent® and Votrient® (pazopanib) in multiple RCC studies (N Eng J Med 369;8, R J Motzer et al).

A global Phase III registration study, the SAVOIR study, of savolitinib versus Sutent® in c-MET-driven metastatic PRCC patients was initiated in June 2017 and expects to enroll 180 patients.  The primary endpoint for efficacy in the SAVOIR study is median PFS, with secondary endpoints of OS, ORR, Duration of Response (“DoR”) and DCR.  We expect to complete enrollment in late 2019.

Study 2 – Enrolling – Phase II study of multiple TKIs in metastatic PRCC (U.S.) – A  Phase II study, sponsored by the U.S. National Cancer Institute, and named the PAPMET study, to assess the efficacy of multiple TKIs in metastatic PRCC including Sutent®; Cabometyx® (cabozantinib); Xalkori® (crizotinib) and savolitinib.  PAPMET, began enrolling patients in 2016 and had registered 26 patients by January 2017. PAPMET is expected to enroll about 275 patients in over 70 locations in the United States with top line data targeted for reporting in 2019.

Study 3, Study 4 and Study 5 – Enrolling – Phase Ib study of savolitinib (600mg daily) monotherapy and in combination with Imfinzi®  (anti-PD-L1) in both PRCC and ccRCC patients (U.K.) – A Phase Ib dose finding study began in 2016, named the CALYPSO study, at St. Bartholomew’s Hospital in London, to assess safety/tolerability of savolitinib and Imfinzi® combination therapy as well as preliminary efficacy of savolitinib as a monotherapy or combination therapy in several c-MET-driven kidney cancer patient populations.  During 2016, the dose-finding section of the CALYPSO study successfully established the combination dose of savolitinib and Imfinzi® and the study has now moved on to the expansion stage in ccRCC patients to further explore efficacy.

Savolitinib – Lung cancer:  Savolitinib’s largest market opportunity.

Study 6 – Enrolling – Phase II expansion NSCLC (second-line), EGFR TKI refractory, savolitinib (600mg QD) in combination with Tagrisso® (Global) – In October 2016, at the European Society for Medical Oncology meeting, AstraZeneca presented preliminary Phase Ib/IIa data, the TATTON study (Part A), on 17 evaluable first-generation EGFR TKI (Iressa®/Tarceva®) refractory second-line NSCLC patients who had no prior exposure to third-generation EGFR TKIs (Tagrisso®/rocelitinib).  Molecular analysis of both c-MET and T790M status was completed for patients with sufficient available tumor tissue. Of patients treated with the savolitinib and Tagrisso® combination, confirmed PRs were reported in 4/5 (80% ORR) of c-MET positive/T790M negative patients and in 6/10 (60% ORR) of c-MET positive patients regardless of T790M status.

In June 2016, we initiated a global Phase II expansion study in second-line NSCLC, the TATTON study (Part B), aiming to recruit sufficient c-MET positive patients to support a decision on whether or not to proceed to global Phase III registration studies. We believe that we are on-track to meet this aim and expect to present preliminary TATTON (Part B) data at a major scientific conference later in 2017.  We hope that if the ORR and DoR data from TATTON (Part B) meets the requirements, we would consider seeking potential U.S. Food and Drug Administration (“FDA”) Breakthrough Therapy designation in parallel with Phase III initiation.  In this second-line EGFR TKI refractory NSCLC population, c-MET-driven disease exists in 15-20% of patients or approximately 35,000-40,000 new patients per year globally.

Study 7 – Enrolling – Phase II NSCLC (third-line), EGFR/T790M TKI-refractory, savolitinib (600mg QD) in combination with Tagrisso® (Global) –  The TATTON study (Part B) is also enrolling third-line NSCLC patients that have progressed after treatment with Tagrisso® in the second-line setting as a result of c-MET-driven acquired resistance.  Data presented in June 2017 at ASCO, by Harvard Medical School and Massachusetts General Hospital Cancer Center, showed that about 30% (7/23 patients) of Tagrisso® resistant third-line NSCLC patients harbor c-MET gene amplification.  Furthermore, in the three Tagrisso® resistant, c-MET gene amplified, third-line NSCLC patients that were then exposed to savolitinib, all three were reported to have confirmed PRs.  We also intend to present preliminary TATTON (Part B) data in this third-line NSCLC population at a major scientific conference later in 2017.  Tagrisso® sales in the first half of 2017, just over 18 months since its launch, were $403 million, indicating that the market potential for savolitinib in third-line, Tagrisso® resistant, NSCLC is material.

Study 8 – Enrolling – Phase II NSCLC (second-line), EGFR TKI-refractory, savolitinib (600mg QD) in combination with Iressa® (China) – In the subset of EGFR-TKI refractory second-line NSCLC patients, who are c-MET positive but do not harbor T790M mutation, a combination regimen of savolitinib and Iressa® could be appropriate.  In late 2015, we began a Phase II study comprised of a dose-finding stage, to establish a safe combination dose of savolitinib and Iressa®, followed by an expansion stage to enroll sufficient patients in order to support a decision on whether or not to proceed to a Phase III registration study of the combination.  We intend to present the complete results of this Phase II study at a major scientific conference later in 2017.  The launch of multiple lower-priced, and reimbursed, generic first-generation EGFR TKIs in China this year, combined with the very high ~50% proportion of NSCLC patients who harbor the EGFR activating mutation, leads us to believe there may be a surge in c-MET positive second-line NSCLC patients in China over the coming years that could total approximately 20,000 new patients per year.

Study 9 and Study 10 – Enrolling – Phase II c-MET-driven NSCLC (first-line) savolitinib (600mg QD) monotherapy (China) – Phase II studies of savolitinib are also ongoing in first-line NSCLC and other lung cancer patient populations, focusing on those with c-MET-driven disease.

Savolitinib – Gastric cancer:  Multiple active exploratory Phase Ib gastric cancer clinical studies are ongoing in China and a multi-arm Phase Ib study, named the VIKTORY study, being run at Samsung Medical Center in South Korea.  As of January 2017, a total of 432 metastatic gastric cancer patients had been enrolled in VIKTORY with 5.3% (23/432) being patients with c-MET-driven (gene amplification or over-expression) disease, which is consistent with prior scientific publications.  These patients with c-MET-driven disease are being guided to the following three studies:

Study 11 – Enrolling – Phase Ib gastric cancer, savolitinib monotherapy, patients with c-MET gene amplification (South Korea/China) – Phase Ib study of savolitinib is ongoing, and to date we have observed preliminary efficacy in gastric cancer patients that harbor c-MET gene amplification.

Study 12 and Study 13 – Enrolling  – Phase Ib studies of savolitinib (600mg QD) in combination with Taxotere® in c-MET over-expression or c-MET gene amplification gastric cancer (South Korea) – Phase Ib dose finding studies are underway to assess safety/tolerability of savolitinib and Taxotere® combination as well as preliminary efficacy of the savolitinib monotherapy and combination therapy in the approximately 40% of gastric cancer patients harboring c-MET over-expression.

Fruquintinib (HMPL-013):  Fruquintinib is a highly selective and potent oral inhibitor of VEGFR 1/2/3 that was designed to be, and we believe has now been shown to be, a best-in-class VEGFR inhibitor for solid tumors. Fruquintinib's unique kinase selectivity has been shown to reduce off-target toxicity, in particular hepatotoxicity (liver toxicity), thereby allowing for better target coverage at the recommended dose, and allows for possible use in combination with other targeted or immunotherapy agents and chemotherapy. We believe these are points of meaningful differentiation compared to other approved small molecule VEGFR inhibitors, such as Sutent®, Nexavar®  (sorafenib) and Stivarga®  (regorafenib).  In addition to the FRESCO study in third-line CRC in China, we are also enrolling FALUCA, a pivotal Phase III study of fruquintinib in third-line NSCLC, and are in final planning of a Phase III study of fruquintinib in combination with Taxol® in the second-line setting for gastric cancer.  Furthermore, a Phase II study of fruquintinib in combination with Iressa® in first-line EGFR-mutant NSCLC began in early 2017 and a Phase I study of fruquintinib in the United States is set to start this year.

Study 14 – NDA submitted June 2017 – Phase III study in CRC (third-line or above), fruquintinib monotherapy (China) – The FRESCO study, is a pivotal Phase III study in 416 patients with locally advanced or metastatic CRC disease that progressed following at least two prior systemic chemotherapies.  Patients were randomized in a 2:1 ratio to receive either 5mg of fruquintinib QD orally, on a 3 weeks on/1 week off cycle, plus best supportive care or placebo plus best supportive care.  The primary endpoint of median OS was 9.30 months [95% CI: 8.18–10.45] in the fruquintinib group vs. 6.57 months [95% CI: 5.88–8.11] in the placebo group, with a hazard ratio of 0.65 [95% CI: 0.51–0.83; two-sided p<0.001].  The secondary endpoint of median PFS was 3.71 months [95% CI: 3.65–4.63] in the fruquintinib group vs. 1.84 months [95% CI: 1.81–1.84] in the placebo group, with a hazard ratio of 0.26 [95% CI: 0.21–0.34; two-sided p<0.001].  Significant benefits were also seen in other secondary endpoints.  The fruquintinib group DCR was 62.2% vs. 12.3% for placebo (p<0.001), while the ORR was 4.7% vs. 0% for placebo (p=0.012).

In terms of safety, results showed that fruquintinib had a manageable safety profile with lower off-target toxicities compared to other targeted therapies, and did not demonstrate the sometimes severe and fatal hepatotoxicity observed with other therapies in this disease setting. The most frequently reported fruquintinib-related grade ≥3 AEs included hypertension (21.2%), hand-foot skin reaction (10.8%), proteinuria (3.2%) and diarrhea (2.9%), all associated with VEGFR inhibition.  No other grade ≥3 AEs exceeded 1.4% in the fruquintinib population, including hepatic function AEs such as elevations in bilirubin (1.4%), alanine aminotransferase (ALT) (0.7%) or aspartate aminotransferase (AST) (0.4%).   In terms of tolerability, dose interruptions or reductions occurred in only 35.3% and 24.1% of patients in the fruquintinib arm, respectively, a far lower level than other small molecule VEGFR TKIs, and only 15.1% of patients discontinued treatment of fruquintinib due to intolerable toxicities vs. 5.8% for placebo.

We completed submission of the NDA to the CFDA in early June 2017, approximately two months after receiving the full FRESCO data set in late March.  Subject to approvals, we expect fruquintinib will launch in China in 2018 thereby benefiting a conservative estimation of 50,000-60,000 new third-line CRC patients per year across China and currently without a standard therapy.  We believe that fruquintinib in third-line CRC has approximately $110-160 million peak sales potential, and this could equate to about $20-35 million in incremental net income to Chi-Med. The basis of these estimates are Phase II level median PFS; wholesaler acquisition cost similar to that of TKIs in China; the above estimated incidence of third-line CRC; and estimated eventual penetration to 20-25% of these patients.

Study 15 – Enrolling – Phase III NSCLC third-line fruquintinib monotherapy (China) – In December 2016, at the World Conference on Lung Cancer (“WCLC”), we presented positive Phase II results in third-line NSCLC patients, which showed median PFS of 3.8 months for the fruquintinib group compared to 1.1 months for the placebo group (hazard ratio=0.27, p<0.001); an ORR of 16.4% for the fruquintinib group compared to 0% for the placebo group (p=0.02); a DCR of the fruquintinib group significantly higher than that of the placebo group with a difference of 53.8% (36.3, 71.4; 95% CI, p<0.001).  Fruquintinib was well tolerated with the only treatment related Grade ≥3 AEs, with >5% incidence, being hypertension (8.2%).  In December 2015, we initiated the FALUCA study in China, which is a pivotal Phase III study in advanced non-squamous NSCLC patients who had disease progression following two prior systemic chemotherapies.  Patients are randomized in a 2:1 ratio to receive either 5mg of fruquintinib orally once per day, on a 3 weeks on/1 week off cycle plus best supportive care, or placebo plus best supportive care.  The primary endpoint is OS, with secondary endpoints including PFS, ORR, DCR and DoR.  We expect to complete FALUCA enrollment in early 2018 and report top-line results when we reach OS maturity in late 2018.

Study 16 – Enrolling – Phase II study of fruquintinib in combination with Iressa® in first-line NSCLC (China) – In January 2017, we initiated a multi-center, single-arm, open-label Phase II study of fruquintinib in combination with Iressa® in the first-line setting for patients with advanced or metastatic NSCLC with EGFR activating mutations.  The objectives of the Phase II study are to evaluate the safety and tolerability as well as preliminary efficacy of the combination therapy.

Study 17 – Planning – Phase I fruquintinib monotherapy in advanced solid tumors (U.S.) – Our U.S. FDA IND application for fruquintinib was cleared in late 2016.  A Phase I study in Caucasian cancer patients is now set to begin in the United States in 2017.

Study 18 – Completed (now progressing to Phase III) – Phase Ib study of fruquintinib in combination with Taxol® in gastric cancer (second-line) (China) – In early 2017, at the ASCO Gastrointestinal Cancers Symposium, we presented results of an open label, multi-center Phase Ib dose finding/expansion study of fruquintinib in combination with Taxol® in second-line gastric cancer.  A total of 32 patients were enrolled in the study and 28 of 32 patients were efficacy evaluable with an ORR of 36% and a DCR of 68%. At fruquintinib recommended Phase II dose (“RP2D”), ≥16 week PFS was 50% and ≥7 month OS was 50%.  Tolerability of the RP2D combination was as expected with common treatment related Grade ≥3 AEs being neutropenia (41%), leukopenia (28%), decreased hemoglobin (6%), and hand-foot syndrome (6%).  Based on Phase Ib data, we plan to move directly into a Phase III registration trial in China in 2017.

Sulfatinib (HMPL-012):  Sulfatinib is an oral drug candidate with a unique angio-immuno kinase profile which provides both anti-angiogenesis effect and, we believe, activates and effectively enhances the body’s immune system, specifically T-cells.  Importantly, in 2016 we presented pre-clinical data for the first time that show sulfatinib, in addition to inhibiting VEGFR and FGFR1, is a potent inhibitor of CSF-1R, a signaling pathway involved in blocking the activation of tumor-associated macrophages, which cloak cancer cells from attack from T-cells.  Our Phase I clinical data in 21 NET patients reported strong efficacy in terms of ORR (>30%) and PFS (>18 months) across a broad spectrum of NET sub-types.  These Phase I data compared favorably to the less than 10% ORR and 11.4 month median PFS for Sutent® and Afinitor®, the two approved single agent therapies for pancreatic NET.  Sulfatinib is the first oncology candidate that we have taken through proof-of-concept in China and subsequently started clinical development in the United States.  We are currently conducting six clinical studies and retain all rights to sulfatinib worldwide.

In early 2017, at the ENETS conference, we presented the results of an open-label, single-arm Phase II study in China to assess the efficacy and safety of sulfatinib 300mg QD monotherapy in patients with advanced grade 1 or 2 NETs.  A total of 81 patients (41 pancreatic NET and 40 extra-pancreatic NET) were enrolled.  The majority of patients had grade 2 disease (79%) and had failed previous systemic treatments (69%).  As of January 2017, 13 patients had confirmed PR and 61 patients had SD, corresponding to an overall ORR of 16.0% (13/81), with 17.1% (7/41) in pancreatic NET and 15.0% (6/40) in extra-pancreatic NET, and an overall DCR of 91.4%. PFS not being mature, median overall PFS was estimated to be 16.6 months (95% CI: 13.4, 19.4) with longer median PFS in pancreatic NET estimated at 19.4 months and shorter median PFS in extra-pancreatic NET estimated at 13.4 months. Importantly, there were twelve patients who had progressed after treatment with targeted therapies (e.g. Sutent® and Afinitor®) and all benefited from sulfatinib treatment (3 PRs and 9 SDs).  Sulfatinib was well tolerated with Grade ≥3 AEs, with >5% incidence, regardless of causality of hypertension (31%), proteinuria (14%), hyperuricemia (10%), hypertriglyceridemia (9%), diarrhea (7%) and ALT increase (6%).  Based on the above promising Phase I and Phase II efficacy data and tolerability in patients with advanced NETs, we initiated two randomized Phase III trials (Studies 19 and 20 below) in China along with U.S. development (Study 21 below).

Study 19 – Enrolling – Phase III pancreatic NET sulfatinib monotherapy (China) – In March 2016, we initiated the SANET-p study, which is a pivotal Phase III study in patients with low- or intermediate-grade, advanced pancreatic NET. Patients are randomized in a 2:1 ratio to receive either 300mg of sulfatinib orally QD, or placebo, on a 28-day treatment cycle.  The primary endpoint is PFS, with secondary endpoints including ORR, DCR, time to response, DoR, safety and tolerability.  We expect to complete enrollment in 2018 and present top-line results in 2019.

Study 20 – Enrolling – Phase III extra-pancreatic NET sulfatinib monotherapy (China) – In December 2015, we initiated the SANET-ep study, which is  a pivotal Phase III study in patients with low or intermediate grade advanced extra-pancreatic NET.  Patients are randomized in a 2:1 ratio to receive either 300mg of sulfatinib orally QD, or placebo, on a 28-day treatment cycle.  The primary endpoint is PFS, with secondary endpoints including ORR, DCR, time to response, DoR, safety and tolerability.  We expect to complete enrollment in 2018 and present top-line results in 2019.

Study 21 – Enrolling – Phase I sulfatinib monotherapy in advanced solid tumors (U.S.) – A Phase I study in Caucasian cancer patients began in the United States in November 2015.  We are currently in the final 300mg QD expansion cohort and expect to complete dose escalation shortly.

Study 22 and Study 23 – Enrolling – Phase II study in recurrent/refractory thyroid cancer patients (China) – In 2016, we began an open label Phase II proof-of-concept study in patients with recurrent/refractory MTC or RAI-refractory DTC in China where there are few safe and effective treatment options.  In June 2017, we presented preliminary Phase II data at ASCO showing that as at December 31, 2016 a total of 18 patients had been enrolled, and treated with sulfatinib, with preliminary data showing that 3/12 (25% ORR) RAI-refractory DTC and 1/6 (17% ORR) MTC patients reported confirmed PRs, and all other patients reported SD.

Study 24 – Enrolling – Phase II study in chemotherapy refractory biliary tract cancer patients (China) – In January 2017, we began a Phase II proof-of-concept study in patients with biliary tract cancer, a heterogeneous group of rare, but fatal, malignancies arising from the biliary tract epithelia.  We see a major unmet medical need for patients who have progressed on chemotherapy, and sulfatinib may offer a new targeted treatment option in this tumor type.

Epitinib (HMPL-813):   A significant portion of NSCLC patients, estimated at approximately 10-15%, have developed brain metastasis by the time of first diagnosis and eventually approximately 50% of NSCLC patients go on to develop brain metastasis.  Patients with brain metastasis have a dismal prognosis with a median OS of less than 6 months and a poor quality of life with limited treatment options.  Epitinib is a potent and highly selective oral EGFR inhibitor which has demonstrated brain penetration and efficacy in pre-clinical, and now, clinical studies. EGFR inhibitors have revolutionized the treatment of NSCLC with EGFR activating mutations. However, approved EGFR inhibitors such as Iressa® and Tarceva® cannot penetrate the blood-brain barrier effectively, leaving the majority of patients with brain metastasis without an effective targeted therapy.  We currently retain all rights to epitinib worldwide.

Study 25 – Continues to enroll (now progressing to Phase III) – Phase Ib epitinib monotherapy in NSCLC patients with activating EGFR-mutation positive with brain metastasis (China) – In December 2016 at the WCLC, we presented the results of an open label, multi-center Phase I dose expansion study.  A total of 34 patients (13 EGFR TKI pretreated and 21 EGFR TKI treatment naïve) were efficacy evaluable with an ORR of 38% (13/34), including 3 unconfirmed PRs.  All confirmed and unconfirmed PRs occurred in EGFR TKI treatment naïve patients resulting in an ORR of 62% (13/21) and in the 11 EGFR TKI naïve patients who also had measurable brain metastasis (lesion diameter >10 mm per RECIST 1.1), the ORR was 64% (7/11).  Furthermore, when the two patients with c-MET gene amplification were excluded, epitinib ORR increased to 68% (13/19) in EGFR TKI treatment naïve patients and 70% (7/10) of those patients who also had measurable brain metastasis. Based on these encouraging data, and driven by the major unmet medical need, we are now planning to start a Phase III pivotal study of epitinib in EGFR mutant NSCLC patients with brain metastasis in China in late 2017 or early 2018.

Study 26 – Phase II study in glioblastoma – Glioblastoma is a primary brain cancer that harbors high levels of EGFR gene amplification.  Planning is underway to start a Phase II study in China during 2017.

Theliatinib (HMPL-309):  Theliatinib is a novel molecule EGFR inhibitor under investigation for the treatment of solid tumors. Tumors with wild-type EGFR activation, for instance, through gene amplification or protein over-expression, are less sensitive to current EGFR TKIs, Iressa® and Tarceva®, due to their sub-optimal binding affinity.  Theliatinib has been designed with strong affinity to the wild-type EGFR kinase and has been shown to be five to ten times more potent than Tarceva®.  Consequently, we believe that theliatinib could benefit patients with esophageal and head and neck cancer, tumor-types with a high incidence of wild-type EGFR activation.  We currently retain all rights to theliatinib worldwide.

Study 27 – Enrolling – Phase I study of theliatinib monotherapy in wild-type EGFR NSCLC (China) – We are conducting an open-label Phase I dose escalation study that is close to completion.

Study 28 – Enrolling – Phase Ib expansion theliatinib monotherapy in esophageal cancer (China) – In January 2017, we began a Phase Ib proof-of-concept expansion study of theliatinib in esophageal cancer patients with EGFR protein over-expression or gene amplification.

HMPL-523:  HMPL-523 is a potential first/best-in-class oral inhibitor targeting  Syk, a key protein involved in B-cell signaling. Modulation of the B-cell signaling system has proven a significant potential for the treatment of certain chronic autoimmune diseases, such as rheumatoid arthritis as well as hematological cancers.  We believe HMPL-523, as an oral drug candidate, has important advantages over intravenous monoclonal antibody immune modulators in rheumatoid arthritis in that small molecule compounds can be taken orally and have shorter half-lives, thereby reducing the risk of infections from sustained suppression of the immune system.  We currently retain all rights to HMPL-523 worldwide.

Study 29 and Study 30 – Complete (Phase II in planning) – Phase I study (healthy volunteers) (Australia/China) – In November 2016, we presented results of our Phase I dose escalation study on HMPL-523 in healthy volunteers.  A total of 118 adult male healthy subjects were enrolled at baseline and 114 (96.6%) subjects completed the study.  A total of 83 treatment emergent AEs were reported with 38.9% in the HMPL-523 groups, and 32.1% in the placebo groups.  Two serious AEs were reported in the Phase I study and when HMPL-523 was discontinued in those subjects the serious AEs were resolved.  Off-target toxicities such as diarrhea and hypertension, which led to the failure of the first-generation Syk inhibitor fostamatinib, were not observed.

In addition to safety, this Phase I dose escalation study evaluated the pharmacokinetic (“PK”) and pharmacodynamic (“PD”) profile of HMPL-523.  We have submitted IND applications for autoimmune diseases and are currently engaged with the U.S. FDA around our plan for development in rheumatoid arthritis; we continue to prepare for the submission of additional data to the U.S. FDA after which we will consider our U.S. development strategy in immunology. In parallel, dose escalation studies of HMPL-523 in hematologic cancer patients are ongoing in Australia and China.

Study 31 and Study 32 – Enrolling – Phase I study of HMPL-523 in hematological cancers (Australia/China) – In early 2016, we initiated a Phase I dose escalation study of HMPL-523 in Australia in hematological cancer patients.  In mid-2016, we received clearance from the CFDA on our IND application and as a result, in January 2017, we also started Phase I dose escalation in China.  Once our maximum tolerated dose or RP2D is reached, we intend to expand into proof-of-concept Phase Ib/II study with several cohorts of tumor sub-types aiming to explore clinical efficacy of HMPL-523 in hematological malignancies both as a monotherapy and in combination with other targeted therapies.

HMPL-689:  HMPL-689 is a novel, potential best-in-class, highly selective and potent small molecule inhibitor targeting the isoform PI3Kδ, a key component in the B-cell receptor signaling pathway.  We have designed HMPL-689 with superior PI3Kδ isoform selectivity, in particular to not inhibit PI3Kɣ (gamma), to minimize the risk of serious infection caused by immune suppression. HMPL-689's PK properties have been found to be favorable with expected good oral absorption, moderate tissue distribution and low clearance in preclinical PK studies.  We also expect HMPL-689 will have low risk of drug accumulation and drug-to-drug interaction. We currently retain all rights to HMPL-689 worldwide.

Study 33 and Study 34 – Complete – Phase I dose escalation study in healthy volunteers (Australia) – In 2016, we completed a Phase I dose escalation study in healthy adult volunteers to evaluate HMPL-689’s PK and safety profile following single oral dosing.  Results were as expected with linear PK properties and good safety profile.  Detailed Phase I data will be presented at a scientific conference in 2017.  We have now received IND clearance in China and plan to initiate a Phase I dose escalation and expansion study in patients with hematologic malignancies later in 2017.

HMPL-453:  HMPL-453 is a novel, potentially first-in-class, highly selective and potent small molecule inhibitor that targets FGFR 1/2/3, a sub-family of receptor tyrosine kinases.  Aberrant FGFR signaling has been found to be a driving force in tumor growth, promotion of angiogenesis and resistance to anti-tumor therapies.  To date, there are no approved therapies specifically targeting the FGFR signaling pathway.  In pre-clinical studies, HMPL-453 demonstrated excellent kinase selectivity as well as strong anti-tumor potency in preclinical evaluations.  Abnormal FGFR gene alterations are believed to be the drivers of tumor cell proliferation in several solid tumor settings.  We currently retain all rights to HMPL-453 worldwide.

Study 35 and Study 36 – Enrolling – Phase I dose escalation (Australia/China) – In the first half of 2017, we initiated first-in-human Phase I dose escalation studies in both Australia and China to evaluate safety, tolerability, PK, PD and preliminary anti-tumor activity in patients with advanced or metastatic solid tumors.

HM004-6599:  HMPL-004 is a proprietary botanical drug for the treatment of inflammatory bowel diseases, which we are developing through NSP. We have worked with Nestlé to prepare an IND application for HM004-6599, which was submitted in China in March 2017.  HM004-6599 is an enriched/purified re-formulation of HMPL-004, our drug candidate that reported positive Phase II results in ulcerative colitis in 2010 but then went on to prove futile in an interim analysis of the subsequent Phase III study in 2014.  HM004-6599 has a higher level of biologically active components and improved manufacturing control, as compared to HMPL-004.

COMMERCIAL PLATFORM

The Commercial Platform has grown rapidly since its inception in 2001.  It is focused on two business areas.  First is our core Prescription Drugs business, a high margin/profit business operated through our joint ventures SHPL and Hutchison Sinopharm, in which we nominate management and run the day-to-day operations.  Our Prescription Drugs business is a platform that we plan to use to launch our Innovation Platform drugs once approved in China.  Second is our Consumer Health business, which is a profitable and cash flow generating business selling primarily market-leading household-name OTC pharmaceutical products through our non-consolidated joint venture HBYS.

During the first half of 2017, consolidated sales of our Commercial Platform’s subsidiaries grew by 26% to $103.9 million (H1 2016: $82.3m).  Sales of our Commercial Platform’s non-consolidated joint ventures, SHPL and HBYS, were largely flat at $253.1 million (H1 2016: $249.6m) as a result of mainly short term factors including, flat sales of SXBX pill due to a late 2016 price increase; some capacity constraints resulting from the move to the new factory in Bozhou; a relatively quiet OTC influenza season in China; and the currency effects explained below.

The resulting consolidated net income attributable to Chi-Med from our Commercial Platform increased by 14% to $25.2 million (H1 2016: $22.1m).  During the first half of 2017, Chi-Med booked a one-time gain of $2.5 million resulting from an increased level of R&D related subsidies from the Shanghai government to SHPL.  As a result, adjusted consolidated net income attributable to Chi-Med from our Commercial Platform grew by 2% to $22.7 million (H1 2016: $22.1m) excluding this one-time Shanghai government subsidy gain.

Both top- and bottom-line growth rates were reduced by 5% in U.S. dollar terms during the first half of 2017 as a result of the weakening of the Chinese RMB against the U.S. dollar compared to the same period in 2016.

Prescription Drugs business:

In the first half of 2017, sales of our Prescription Drugs subsidiaries grew by 27% to $85.8 million (H1 2016: $67.6m), and sales of our non-consolidated Prescription Drugs joint venture (SHPL) was flat at $129.7 million (H1 2016: $126.8m).  The consolidated net income attributable to Chi-Med from our Prescription Drugs business increased by 27% to $19.4 million (H1 2016: $15.3m).  Adjusted consolidated net income attributable to Chi-Med, which excludes the $2.5 million one-time Shanghai government subsidy gain, grew by 11% to $16.9 million (H1 2016: $15.3m).  The Prescription Drugs business represented 77% of our overall Commercial Platform net income in the first half of 2017.

SHPL: Our own-brand Prescription Drugs business, operated through our non-consolidated joint venture SHPL, is a well-established and stable growth business.  SHPL delivered dramatic sales growth of 23% to $222.4 million, or 29% in local currency terms, during 2016.  Approximately a fifth of this growth, equal to about 5-6 percentage points, was fueled by customer pre-ordering in the fourth quarter ahead of an 11% price increase on our main product SXBX pill which occurred in early December 2016.  As a result, trade inventories in the first quarter of 2017 were higher than normal and took a few months to be sold down to more customary levels.  As expected, SHPL sales growth for the second quarter of 2017, in local currency terms, returned to the mid-teen percentage level and gross margins have materially improved.

SHPL was awarded a one-time research and development subsidy of $5.9 million during the first half of 2017, equivalent to a $2.5 million net income attributable to Chi-Med.  While government research subsidies to help support innovation are common in the pharmaceutical industry in China, the annual level of subsidies to SHPL has historically been no more than one-fifth of this amount.

SXBX pill:  SHPL’s key product is SXBX pill, an oral vasodilator and pro-angiogenesis prescription therapy approved to treat coronary artery disease, which includes stable/unstable angina,  myocardial infarction and sudden cardiac death.  There are over 1 million deaths due to coronary artery disease per year in China, with this number set to rise due to an aging population with high levels of smoking (34% of adults), increasing levels of obesity (28% of adults overweight) and hypertension (26% of adults).  SXBX pill is the third largest botanical prescription drug in this indication in China, with a 12% national market share. Sales of SXBX pill have grown more than twenty-fold since 2001 due to continued geographical expansion of sales coverage, albeit flat at $110.4 million in the first half of 2017 due to the aforementioned late 2016 price increase and currency effects.

SXBX pill is protected by a formulation patent that expires in 2029  and is one of less than two dozen proprietary prescription drugs represented on China's National Essential Medicines List, which means that all Chinese state-owned health care institutions are required to carry the drug.  SXBX pill is a low-cost drug, fully reimbursed in all provinces in China, listed on China’s Low Price Drug List with an average daily cost of Chinese RMB4.10, or approximately $0.60 (H1 2016: Chinese RMB3.30). In the coming years, we anticipate stable growth in sales and profit for SXBX pill given the strength of its proposition and the expected expansion of the coronary artery disease market in China driven by an aging population and trends in diet leading to increasing obesity.

The SHPL operation is large-scale in both the commercial and manufacturing areas.  The commercial team now has about 2,200 medical sales representatives which allows for the promotion and scientific detailing of our prescription drug products not just in hospitals in provincial capitals and medium-sized cities, but also in the majority of county-level hospitals in China.  In late 2016, SHPL transitioned to a new, GMP-certified factory located 40 kilometers south of Shanghai in Fengpu district, which holds 74 drug product manufacturing licenses and is operated by over 500 manufacturing staff.  The move to this new factory, a three-fold increase in design capacity versus the old factory, positions SHPL well for continued long term growth.

Hutchison Sinopharm:    Our Prescription Drugs commercial services business, which is operated through Hutchison Sinopharm,  focuses on providing logistics services to, and distributing and marketing prescription drugs manufactured by, third-party pharmaceutical companies in China.  In the first half of 2017, Hutchison Sinopharm made good progress with sales up 27% to $85.8 million (H1 2016: $67.6m) as a result of growth in the third-party drug distribution businesses and Seroquel®.

Seroquel®:  Seroquel® (quetiapine tablets) is an anti-psychotic therapy approved for bi-polar disorder and schizophrenia, conditions that are under-diagnosed in China.  Seroquel® holds an approximately 6% market share in China’s anti-psychotic prescription drug market, up 23% versus year ago, and 46% of China’s generic quetiapine market, primarily as a result of being the first-mover and original patent holder on quetiapine.  Seroquel® is the only brand in China to have an XR formulation, which provides it with competitive advantage over quetiapine generics.  Hutchison Sinopharm is the exclusive first-tier distributor of Seroquel® tablets in China and through a team of about 120 dedicated medical sales representatives grew sales in the first half of 2017 by 10% to $18.9 million (H1 2016: $17.2m).  Seroquel® is expected to continue double-digit growth over the next several years due to the XR formulation and its recent inclusion in the NDRL, as well as expected expansion in diagnosis and treatment of anti-psychotic diseases in China.

Concor®:  Concor® (Bisoprolol tablets) is a cardiac beta1-receptor blocker, relieving hypertension and reducing high blood pressure. Concor® is the number two beta-blocker in China with an approximately 19% national market share.  Hutchison Sinopharm is the exclusive marketing agent in Shanghai, Shandong and Henan provinces, markets with over 210 million people.  We have created synergy with our existing cardiovascular medical sales team by detailing Concor® alongside the SXBX pill on a fee for service basis.  In the first half of 2017, we grew Concor® sales by 75%, resulting in service fees of $1.1 million (H1 2016: $0.6m).  In June 2017, we agreed to expand our collaboration on Concor® to cover Tianjin, Jiangsu and Anhui provinces, which have a total population of over 150 million people.  We expect growth in these fees will continue to be driven by cardiovascular market expansion as well as potential further territorial expansion of Hutchison Sinopharm’s activities.

Regulatory reform in the China pharmaceutical distribution system – The new Two-invoice System (“TIS”) has now begun being rolled-out across China on a province-by-province basis.  In principle, the purpose of the TIS is to restrict the number of layers in the drug distribution system in China, in order to improve transparency, compliant business conduct, and efficiency and thereby the cost of drugs.  The impact to us is that, by the end of 2018, the current Seroquel® model, in which our consolidated revenues reflect total gross sales of Seroquel®, will shift to a fee-for-service model similar to that used today on Concor®.  We expect that this change will reduce the top-line revenues Hutchison Sinopharm records from sales of Seroquel® in future periods; but it will have no impact on profitability or commercial team operations and expansion plans.

Consumer Health business:

During the first half of 2017, sales of our Consumer Health subsidiaries increased by 24% to $18.1 million (H1 2016: $14.6m) and sales of our non-consolidated Consumer Health joint venture (HBYS) were $123.4 million (H1 2016: $122.7m).  Consolidated net income attributable to Chi-Med from our Consumer Health business fell by 16% to $5.8 million (H1 2016: $6.8m) as a result of several factors that are detailed below.  The Consumer Heath business represented 23% of our overall Commercial Platform net income in the first half of 2017.

HBYS:  Our OTC business operated through our non-consolidated joint venture HBYS focuses on the manufacture, marketing and distribution of OTC pharmaceutical products.  Its Bai Yun Shan brand is a market-leading household-name, established over 40 years ago, and is known by the majority of Chinese consumers.  In addition to over 730 manufacturing staff, in Guangzhou and Bozhou, and 178 drug product licenses, HBYS has a commercial team of about 1,200 sales staff that covers the national retail pharmacy channel in China.

HBYS sales have grown over five-fold since its establishment in 2005 and, during this period, HBYS has used third-party contract manufacturers to support expansion, a strategy no longer possible in the long term under CFDA policy.  In early 2017, we secured GMP-certification of our new approximately $43 million factory in Bozhou, Anhui province. However, since that time, we have been waiting for final clearance to formally begin production from the local Guangdong and Anhui province FDAs.  This regulatory pause has led HBYS to have to continue to use contract manufacturers during the first half of 2017 while at the same time having to start recording depreciation charges for our new factory. The delay also led to some short-term production capacity constraints on certain HBYS products.  We anticipate that formal clearance to start production at Bozhou will be granted in the very near future and these incremental costs and capacity constraints will abate.

Fu Fang Dan Shen (“FFDS”) tablets and Banlangen granules:  FFDS tablets (angina) and Banlangen granules (anti-viral cold/flu), the two main products of HBYS, are generic OTC drugs with leadership national market share in China of 32% and 51%, respectively.  Profitability of both products was affected by external factors during the first half of 2017.  In the case of FFDS tablets, sales decreased slightly to $36.1 million (H1 2016: $37.7m) however,  the price of Sanqi, a key raw material that has suffered major price volatility in past years, more than doubled, thereby reducing FFDS gross margin.  Also, Banlangen granules sales declined by 12% to $28.3 million (H1 2016: $32.3m) due to a relatively quiet influenza season. As a reliable and relevant point of reference, severe influenza-like illness cases were at their lowest level since 2014 and declined by 55% versus last year as reported by the Hong Kong Department of Health.

In the mid to longer-term, while profitability of both FFDS tablets and Banlangen granules in any given year will vary based on the severity of the climate/influenza season, we anticipate that cost efficiencies in the new Bozhou factory will enhance gross margins.  Furthermore, we expect to benefit from the underlying general OTC market expansion and the low risk of price erosion due to our focus on the retail pharmacy channel.

HBYS property update – HBYS’s vacant Plot 2 (26,700 sqm.) in Guangzhou has been listed for sale as part of the Guangzhou municipal government’s urban redevelopment scheme plan since 2016.  The date of this public auction will be determined by the Guangzhou government, and the latest indication is that this is more likely to occur in 2018 than 2017.  Land prices continue to rise in Guangzhou, and based on precedent land transactions in the vicinity, we expect the auction value for Plot 2 to be well over $100 million of which 40 to 50% would be paid to HBYS as compensation for return of the land use rights. In addition, the move away from HBYS’s larger Plot 1 (59,400 sqm.) will be contingent on how the Bozhou factory develops, but, when auctioned, Plot 1 could bring HBYS compensation per square meter comparable to Plot 2.

Hutchison Healthcare Limited (“HHL”) and Hutchison Hain Organic Holdings Limited (“HHOH”):  HHL and HHOH are subsidiaries involved in the commercialization of health related consumer products.  Sales in the first half of 2017 on HHL, HHOH and other minor entities grew by 24% to $18.1 million (H1 2016: $14.6m) driven by progress on the Zhi Ling Tong infant nutrition business.

Commercial Platform dividends:  The profits of the Commercial Platform continue to pass on to the Chi-Med Group through dividend payments from our non-consolidated joint ventures, SHPL and HBYS. Dividends of $42.6 million (H1 2016: $15.9m) were paid from these joint ventures to the Chi-Med Group level during the first half of 2017. Net income from SHPL and HBYS have totaled $467 million since 2005, of which a total of $290 million has been paid in dividends to Chi-Med and its partners, with the balance retained by the joint ventures as cash or used primarily to fund factory upgrades and expansion.  As of June 30, 2017, SHPL and HBYS held in aggregate $75.2 million in cash and cash equivalents and short term investments with no outstanding bank borrowing.

Christian Hogg

Chief Executive Officer, July 31, 2017

Use of Non-GAAP Financial Measures and Reconciliation: In addition to financial information prepared in accordance with U.S. GAAP, this announcement also contains certain non-GAAP financial measures based on management’s view of performance including:

•	Adjusted research and development expenses;
•	Adjusted consolidated net income attributable to Chi-Med from our Commercial Platform; and
•	Adjusted consolidated net income attributable to Chi-Med from our Prescription Drugs business.

Management uses such measures internally for planning and forecasting purposes and to measure the Chi-Med Group’s overall performance.  We believe these adjusted financial measures provide useful and meaningful information to us and investors because they enhance investors’ understanding of the continuing operating performance of our business and facilitate the comparison of performance between past and future periods.  These adjusted financial measures are non-GAAP measures and should be considered in addition to, but not as a substitute for, the information prepared in accordance with U.S. GAAP.  Other companies may define these measures in different ways.  The following items are adjusted financial measures:

Adjusted research and development expenses: Our presentation of adjusted research and development expenses serves to illustrate the total amount of corporate resources spent on our Innovation Platform operating segment. As such, it includes certain administrative and other expenses incurred by, and interest income earned by our Innovation Platform. It also includes our share of the net losses of NSP, our equity investee principally engaged in the research and development of pharmaceutical products.

Adjusted consolidated net income attributable to Chi-Med from our Commercial Platform and adjusted consolidated net income attributable to Chi-Med from our Prescription Drugs business:  We exclude the impact of a $2.5 million one-time gain which was R&D related subsidies from the Shanghai government to SHPL.

Reconciliation of GAAP to adjusted research and development expenses:

$’000	For the six months ended June 30, 2017	For the six months ended June 30, 2016
Research and development expenses	(31,566)	(31,184)
Plus: Innovation Platform – administrative and other expenses	(3,627)	(2,782)
Plus: Equity in earnings of equity investees - NSP and other	(2,363)	(2,096)
Plus: Innovation Platform – interest income	19	25
Adjusted research and development expenses	(37,537)	(36,037)

Reconciliation of GAAP to adjusted consolidated net income attributable to Chi-Med from our Commercial Platform:

$’000	For the six months ended June 30, 2017	For the six months ended June 30, 2016
Consolidated net income attributable to Chi-Med – Commercial Platform	25,158	22,147
Less: One-time gain associated with R&D related subsidies	(2,494)	-
Adjusted consolidated net income attributable to Chi-Med – Commercial Platform	22,664	22,147

Reconciliation of GAAP to adjusted consolidated net income attributable to Chi-Med from our Prescription Drugs business:

$’000	For the six months ended June 30, 2017	For the six months ended June 30, 2016
Consolidated net income attributable to Chi-Med – Prescription Drugs business	19,421	15,313
Less: One-time gain associated with R&D related subsidies	(2,494)	-
Adjusted consolidated net income attributable to Chi-Med – Prescription Drugs business	16,927	15,313

Hutchison China MediTech Limited

Condensed Consolidated Balance Sheets

(in US$’000)

			June 30,	December 31,
	Note		2017	2016
			(Unaudited)
Assets
Current assets
Cash and cash equivalents	3		112,532	79,431
Short-term investments			—	24,270
Accounts receivable—third parties	4		43,512	40,812
Accounts receivable—related parties	18	(ii)	2,419	4,223
Other receivables, prepayments and deposits	5		7,762	4,314
Inventories	6		10,687	12,822
Other current assets			1,065	1,508
Total current assets			177,977	167,380
Property, plant and equipment	7		11,924	9,954
Investments in equity investees	8		147,824	158,506
Other assets			6,975	6,597
Total assets			344,700	342,437
Liabilities and shareholders’ equity
Current liabilities
Accounts payable—third parties			27,262	30,383
Accounts payable—related parties	18	(ii)	5,401	5,155
Other payables, accruals and advance receipts	9		27,651	31,716
Amounts due to related parties	18	(ii)	8,152	5,308
Short-term bank borrowings	10		26,861	19,957
Other current liabilities			1,515	2,600
Total current liabilities			96,842	95,119
Long-term bank borrowings	10		19,990	26,830
Other liabilities	11		16,367	16,428
Total liabilities			133,199	138,377
Commitments and contingencies	12

Company’s shareholders’ equity
Ordinary shares; $1.00 par value; 75,000,000 shares authorized; 60,737,204 and 60,705,823 shares issued at June 30, 2017 and December 31, 2016 respectively	13		60,737	60,706
Additional paid-in capital			208,658	208,196
Accumulated losses			(78,685)	(80,357)
Accumulated other comprehensive loss			(1,331)	(4,275)
Total Company’s shareholders’ equity			189,379	184,270
Non-controlling interests			22,122	19,790
Total shareholders’ equity			211,501	204,060
Total liabilities and shareholders’ equity			344,700	342,437

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Hutchison China MediTech Limited

Condensed Consolidated Statements of Operations

(Unaudited, in US$’000 except share and per share data)

			Six Months Ended June 30,
	Note		2017	2016
Revenues
Sales of goods—third parties			99,950	76,861
Sales of goods—related parties	18	(i)	3,908	5,398
Revenue from license and collaboration agreements—third parties	15		17,843	18,088
Revenue from research and development services—third parties			—	355
Revenue from research and development services—related parties	18	(i)	4,883	3,815
Total revenues			126,584	104,517
Operating expenses
Costs of sales of goods—third parties			(86,528)	(66,445)
Costs of sales of goods—related parties			(2,859)	(4,041)
Research and development expenses	16		(31,566)	(31,184)
Selling expenses			(9,681)	(8,846)
Administrative expenses	17		(12,015)	(9,958)
Total operating expenses			(142,649)	(120,474)
Loss from operations			(16,065)	(15,957)
Other income/(expense)
Interest income	21		251	189
Other income			797	138
Interest expense	21		(817)	(811)
Other expense			(904)	(329)
Total other income/(expense)			(673)	(813)
Loss before income taxes and equity in earnings of equity investees			(16,738)	(16,770)
Income tax expense	19	(i)	(1,846)	(1,687)
Equity in earnings of equity investees, net of tax	8		22,269	21,251
Net income			3,685	2,794
Less: Net income attributable to non-controlling interests			(2,003)	(2,257)
Net income attributable to ordinary shareholders of the Company			1,682	537
Earnings per share attributable to ordinary shareholders of the Company—basic (US$ per share)	20		0.03	0.01
Earnings per share attributable to ordinary shareholders of the Company—diluted (US$ per share)	20		0.03	0.01
Number of shares used in per share calculation—basic	20		60,660,846	58,822,425
Number of shares used in per share calculation—diluted	20		61,134,539	59,126,085

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Hutchison China MediTech Limited

Condensed Consolidated Statements of Comprehensive Income/(Loss)

(Unaudited, in US$’000)

	Six Months Ended June 30,
	2017	2016
Net income	3,685	2,794
Other comprehensive income/(loss)
Foreign currency translation gain/(loss)	3,308	(3,151)
Total comprehensive income/(loss)	6,993	(357)
Less: Comprehensive income attributable to non-controlling interests	(2,367)	(1,794)
Total comprehensive income/(loss) attributable to ordinary shareholders of the Company	4,626	(2,151)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Hutchison China MediTech Limited

Condensed Consolidated Statements of Changes in Shareholders’ Equity

(Unaudited, in US$’000 except share data in ‘000)

					Accumulated	Total
	Ordinary	Ordinary	Additional		Other	Company’s	Non-
	Shares	Shares	Paid-in	Accumulated	Comprehensive	Shareholders’	controlling	Total
	Number	Value	Capital	Losses	Income/(Loss)	Equity	Interests	Equity
As at January 1, 2016	56,533	56,533	113,848	(92,040)	5,015	83,356	18,921	102,277
Net income	—	—	—	537	—	537	2,257	2,794
New ordinary shares issued	4,080	4,080	106,080	—	—	110,160	—	110,160
Issuances in relation to exercise of share options	36	36	109	—	—	145	—	145
Issuance costs	—	—	(14,227)	—	—	(14,227)	—	(14,227)
Share-based compensation
Share options	—	—	1,088	—	—	1,088	—	1,088
Long-term incentive plan	—	—	684	—	—	684	—	684
	—	—	1,772	—	—	1,772	—	1,772
Long-term incentive plan—treasury shares acquired and held by Trustee	—	—	(604)	—	—	(604)	—	(604)
Transfer between reserve	—	—	7	(7)	—	—	—	—
Foreign currency translation adjustments	—	—	—	—	(2,688)	(2,688)	(463)	(3,151)
As at June 30, 2016	60,649	60,649	206,985	(91,510)	2,327	178,451	20,715	199,166

As at January 1, 2017	60,706	60,706	208,196	(80,357)	(4,275)	184,270	19,790	204,060
Net income	—	—	—	1,682	—	1,682	2,003	3,685
Issuances in relation to exercise of share options	31	31	143	—	—	174	—	174
Share-based compensation
Share options	—	—	551	—	—	551	1	552
Long-term incentive plan	—	—	1,125	—	—	1,125	1	1,126
	—	—	1,676	—	—	1,676	2	1,678
Dividend paid to a non-controlling shareholder of a subsidiary	—	—	—	—	—	—	(37)	(37)
Long-term incentive plan—treasury shares acquired and held by Trustee	—	—	(1,367)	—	—	(1,367)	—	(1,367)
Transfer between reserves	—	—	10	(10)	—	—	—	—
Foreign currency translation adjustments	—	—	—	—	2,944	2,944	364	3,308
As at June 30, 2017	60,737	60,737	208,658	(78,685)	(1,331)	189,379	22,122	211,501

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Hutchison China MediTech Limited

Condensed Consolidated Statements of Cash Flows

(Unaudited, in US$’000)

			Six Months Ended June 30,
	Note		2017	2016
Net cash generated from operating activities	22		19,422	9,055
Investing activities
Purchases of property, plant and equipment	7		(3,045)	(1,570)
Deposits in short-term investments			(16,000)	(46,587)
Proceeds from short-term investments			40,270	—
Investment in an equity investee	8		(7,000)	(5,000)
Net cash generated from/(used in) investing activities			14,225	(53,157)
Financing activities
Proceeds from issuance of ordinary shares			174	110,305
Purchases of treasury shares	14	(iii)	(1,367)	(604)
Dividends paid to a non-controlling shareholder of a subsidiary	18	(i)	(37)	—
Proceeds from bank borrowings	10		22,551	5,128
Repayment of bank borrowings	10		(22,564)	(13,128)
Payment of issuance costs			—	(12,721)
Net cash (used in)/generated from financing activities			(1,243)	88,980
Net increase in cash and cash equivalents			32,404	44,878
Effect of exchange rate changes on cash and cash equivalents			697	(867)
			33,101	44,011
Cash and cash equivalents
Cash and cash equivalents at beginning of period	3		79,431	31,941
Cash and cash equivalents at end of period	3		112,532	75,952

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Hutchison China MediTech Limited

Notes to Unaudited Condensed Consolidated Financial Statements

1. Organization and Nature of Business

Hutchison China MediTech Limited (the “Company”) and its subsidiaries (together the “Group”) are principally engaged in researching, developing, manufacturing and selling pharmaceuticals and healthcare products. The Group and its equity investees have research and development facilities and manufacturing plants in the People’s Republic of China (the “PRC”) and sell their products mainly in the PRC and Hong Kong.

Liquidity

As of June 30, 2017, the Group had accumulated losses of US$78,685,000, primarily due to its significant spending in research and development activities. The Group regularly monitors current and expected liquidity requirements to ensure that it maintains sufficient cash balances and adequate credit facilities to meet its liquidity requirements in the short and long term. As of June 30, 2017, the Group had cash and cash equivalents of US$112,532,000, and unutilized bank borrowing facilities of US$80,000,000. As of December 31, 2016, the Group had cash and cash equivalents of US$79,431,000, short-term investments of US$24,270,000 and unutilized bank borrowing facilities of US$70,000,000. Short-term investments comprised of bank deposits maturing over 3 months. The Group’s operating plan includes the continued receipt of dividends from certain of its equity investees. Dividends received from equity investees for the six months ended June 30, 2017 and 2016 was US$42,617,000 and US$15,917,000 respectively. However, there can be no assurances that these entities will continue to declare and pay dividends to their shareholders.

Based on the Group’s operating plan, the existing cash and cash equivalents and unutilized bank borrowing facilities are considered to be sufficient to meet the cash requirements to fund planned operations and other commitments for at least the next twelve months (the look-forward period used).

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying interim unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial information. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements.  The interim unaudited condensed consolidated financial statements have been prepared on the same basis as the annual audited consolidated financial statements, except for the adoption of Accounting Standards Update (“ASU”) 2015-17, Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes (“ASU 2015-17”) as described below. In the opinion of management, all adjustments, consisting of normal recurring adjustments necessary for the fair statement of results for the periods presented, have been included. The results of operations of any interim period are not necessarily indicative of the results of operations for the full year or any other interim period.

The comparative year-end condensed balance sheet data was derived from the annual audited consolidated financial statements, but does not include all disclosures required by U.S. GAAP.

The interim condensed consolidated financial statements and related disclosures have been prepared with the presumption that users have read or have access to the audited consolidated financial statements for the preceding fiscal year.

The Group has adopted ASU 2015-17 on January 1, 2017. This guidance requires that all deferred tax assets and liabilities, along with any related valuation allowance, be classified as non-current on the balance sheet. The Group has not applied the guidance retrospectively as permitted by ASU 2015-17. Accordingly, all deferred tax assets and liabilities classified as non-current in the consolidated balance sheet as of June 30, 2017.

The preparation of condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Estimates are used in determining items such as useful lives of property, plant and equipment, write-down of inventories, allowance for doubtful accounts, share-based compensation, impairments of long-lived assets, impairment of other intangible asset and goodwill, income tax expense, tax valuation allowances and revenues from research and development projects.  Actual results could differ from those estimates.

Recent Accounting Pronouncements

Refer to the recent accounting pronouncements in the annual audited consolidated financial statements for the preceding fiscal year. The following includes updates and new accounting pronouncements since the issuance of the annual audited consolidated financial statements.

In May 2014, the Financial Accounting Standards Board (“FASB”) issued ASU 2014‑09, Revenue from Contracts with Customers (Topic 606) (“ASU 2014-09”), to clarify the principles of recognizing revenue and create common revenue recognition guidance between U.S. GAAP and International Financial Reporting Standards. In 2016, the FASB further issued ASU 2016-08 Principal versus Agent Considerations, ASU 2016-10 Identifying Performance Obligations and Licensing and ASU 2016-12 Narrow-Scope Improvements and Practical Expedients to amend the new revenue standard and address implementation issues of ASU 2014-09. An entity has the option to apply the provisions of ASU 2014‑09 either retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of initially applying this standard recognized at the date of initial application. ASU 2014‑09 is effective for fiscal years and interim periods within those years beginning after December 15, 2017, and early adoption is permitted but not earlier than the original effective date of December 15, 2016. The new standard supersedes U.S. GAAP guidance on revenue recognition and requires the use of more estimates and judgements than the current standards. It also requires additional disclosures.

The Group expects to adopt the new standard using the modified retrospective method on January 1, 2018 and has made further progress in its ongoing assessment of the potential impact of the new guidance on revenue from customers. Refer to the previous disclosures in Note 3 to the Group’s consolidated financial statements on Form 20-F for the year ended December 31, 2016 for key areas of potential differences between the new and current guidance. The Group’s revenue from contracts with customers comprises research and development projects in its Innovation Platform and sales of goods in its Commercial Platform operating segments. Based on its ongoing assessment, it expects the changes from applying the new guidance will primarily impact the Innovation Platform.

Innovation Platform – The Group has reviewed its research and development contracts and identified 2 contracts related to the Group’s license and collaboration arrangements that may potentially be impacted by the application of ASU 2014-09. Under these arrangements, the Group has granted the customer a license to the Group’s drug compound in specified territories and research and development services to design and perform clinical trials for regulatory approval.

One of the key judgments will be to determine the number of performance obligations. This assessment may significantly impact the timing or amount of milestone revenues recognized as of the date of adoption. In its ongoing assessment of performance obligations, the Group has currently identified 2 views that will be further evaluated under the new guidance. Additional evaluation may identify other possible views.

(i)	The first view is that the license and the research and development services are a single performance obligation transferred over time.

(ii)

The second view is that the license is a separate performance obligation delivered at a point in time and the research and development services are a separate performance obligation delivered over time.

The Group has also evaluated the accounting treatment for the following transaction price elements and currently has the following views:

(i)	Upfront revenues are likely to be allocated to the identified performance obligations with some amounts recognized over time based on a measure of progress.

(ii)	Milestone revenues are considered variable consideration and allocated to and recognized based on the identified performance obligations.

(iii)	Cost reimbursements are considered variable consideration and are likely to be recognized over time based on a measure of progress.

(iv)	Royalty revenues may meet the requirements for the sales-usage based royalty exception which would allow recognition as future sales occur.

Commercial Platform - For sales of goods, the Group has applied a portfolio approach to aggregate contracts into portfolios whose performance obligations would not differ materially from each other. In its ongoing assessment of each portfolio, the Group is assessing contracts under the new five-step model and does not expect a significant impact to the timing or amount of revenue recognition under the new guidance.

The Group is continuing to evaluate the impact of the new guidance and further development or changes in views may result. In addition to its own assessment, the Group will also take into consideration how peers within their industry would apply the new guidance.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842) (“ASU 2016-02”). The core principle of ASU 2016-02 is that a lessee should recognize the assets and liabilities that arise from leases.  A lessee should recognize in the balance sheet a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. For leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election by class of underlying asset not to recognize lease assets and lease liabilities.  If a lessee makes this election, it should recognize lease expense for such leases generally on a straight-line basis over the lease term. ASU 2016-02 is effective for fiscal years and interim periods within those years beginning after December 15, 2018. The Group is currently evaluating the method of adoption and determining the potential impact ASU 2016-02 will have on the Group’s consolidated financial statements. While early adoption is permitted, the Group does not expect to early adopt.

In May 2017, the FASB issued ASU 2017-09, Scope of Modification Accounting (Topic 718) (“ASU 2017-09”),  which provides guidance on the types of changes to the terms or conditions of share-based payment awards to which an entity would be required to apply modification accounting under share-based payment accounting. The guidance clarifies that no new measurement date will be required if there is no change to the fair value, vesting conditions, and classification, and in effect simplifies the accounting for non-substantive changes to share-based payment awards. ASU 2017-09 is effective for fiscal years and interim periods within those years beginning after December 15, 2017. The Group shall apply the guidance upon adoption to share-based payment modifications, if any.

Other amendments that have been issued by the FASB or other standards‑setting bodies that do not require adoption until a future date are not expected to have a material impact on the Group’s consolidated financial statements upon adoption.

3. Cash and Cash Equivalents

	June 30,	December 31,
	2017	2016
	(in US$’000)
Cash at bank and on hand	93,538	31,218
Bank deposits maturing in three months or less	18,994	48,213
	112,532	79,431
Denominated in:
United States dollar (“US$”)	71,276	65,509
Renminbi (“RMB”)	17,595	9,505
UK Pound Sterling (“£”)	209	408
Hong Kong dollar (“HK$”)	23,452	4,009
	112,532	79,431

The weighted average effective interest rate on bank deposits, with maturity ranging from 7 to 90 days for the six months ended June 30, 2017 was 0.89% per annum. Certain cash and bank balances denominated in RMB and US$ were deposited with banks in the PRC. The conversion of these RMB and US$ denominated balances into foreign currencies is subject to the rules and regulations of foreign exchange control promulgated by the PRC government.

4. Accounts Receivable—Third Parties

	June 30,	December 31,
	2017	2016
	(in US$’000)
Accounts receivable, gross	46,279	43,532
Allowance for doubtful accounts	(2,767)	(2,720)
Accounts receivable, net	43,512	40,812

Substantially all the accounts receivable are denominated in RMB, US$ and HK$ and are due within one year from the end of the reporting periods. The carrying value of accounts receivable approximates their fair values.

Movements on the allowance for doubtful accounts, which are only in respect of accounts receivable—third parties, are as follows:

	2017	2016
	(in US$’000)
As at January 1	2,720	3,127
Allowance for doubtful accounts	6	55
Decrease due to collection or write-off	(7)	—
Exchange difference	48	(79)
As at June 30	2,767	3,103

As at June 30, 2017 and December 31, 2016, accounts receivable of approximately US$242,000 and US$26,000 respectively were past due but not impaired. These are in respect of a number of independent customers for whom there is no recent history of default. The ageing analysis of these accounts receivable is as follows:

	June 30,	December 31,
	2017	2016
	(in US$’000)
Within 1 month	109	—
1 to 3 months	18	—
3 to 6 months	115	—
Over 6 months	—	26
	242	26

5. Other Receivables, Prepayments and Deposits

Other receivables, prepayments and deposits consisted of the following:

	June 30,	December 31,
	2017	2016
	(in US$’000)
Prepayments	2,909	699
Purchase rebates	183	238
Other service receivables	437	756
Deposits	680	620
Value-added tax receivables	2,838	1,380
Others	715	621
	7,762	4,314

6. Inventories

Inventories, net of provision for excess and obsolete inventories, consisted of the following:

	June 30,	December 31,
	2017	2016
	(in US$’000)
Raw materials	432	660
Finished goods	10,255	12,162
	10,687	12,822

Movements on the provision for excess and obsolete inventories are as follows:

	2017	2016
	(in US$’000)
As at January 1	160	25
Decrease due to sale or write-off	(13)	(20)
Exchange difference	3	(1)
As at June 30	150	4

7. Property, Plant and Equipment

Property, plant and equipment consisted of the following:

				Furniture
				and
				fixtures,
				other
			Plant	equipment
		Leasehold	and	and motor	Construction
	Buildings	improvements	equipment	vehicles	in progress	Total
	(in US$’000)
Cost
As at January 1, 2017	2,232	6,296	86	13,976	1,760	24,350
Additions	—	228	39	509	2,269	3,045
Disposals	—	—	—	(12)	—	(12)
Transfers	—	128	1,300	(847)	(581)	—
Exchange differences	40	113	3	247	44	447
As at June 30, 2017	2,272	6,765	1,428	13,873	3,492	27,830

Accumulated depreciation
As at January 1, 2017	971	4,249	71	9,105	—	14,396
Depreciation	52	410	55	746	—	1,263
Disposals	—	—	—	(11)	—	(11)
Transfers	—	—	239	(239)	—	—
Exchange differences	18	77	1	162	—	258
As at June 30, 2017	1,041	4,736	366	9,763	—	15,906
Net book value
As at June 30, 2017	1,231	2,029	1,062	4,110	3,492	11,924

				Furniture
				and
				fixtures,
				other
			Plant	equipment
		Leasehold	and	and motor	Construction
	Buildings	improvements	equipment	vehicles	in progress	Total
	(in US$’000)
Cost
As at January 1, 2016	2,392	5,989	88	12,806	567	21,842
Additions	—	326	—	1,118	126	1,570
Disposals	—	—	—	(54)	—	(54)
Transfers	—	—	—	275	(275)	—
Exchange differences	(60)	(153)	(2)	(331)	(12)	(558)
As at June 30, 2016	2,332	6,162	86	13,814	406	22,800

Accumulated depreciation
As at January 1, 2016	1,036	3,445	70	8,784	—	13,335
Depreciation	60	469	4	549	—	1,082
Disposals	—	—	—	(49)	—	(49)
Exchange differences	(27)	(91)	(2)	(221)	—	(341)
As at June 30, 2016	1,069	3,823	72	9,063	—	14,027
Net book value
As at June 30, 2016	1,263	2,339	14	4,751	406	8,773

8. Investments in Equity Investees

Investments in equity investees consisted of the following:

	June 30,	December 31,
	2017	2016
	(in US$’000)
Hutchison Whampoa Guangzhou Baiyunshan Chinese Medicine Company Limited (“HBYS”)	63,154	63,536
Shanghai Hutchison Pharmaceuticals Limited (“SHPL”)	62,997	77,939
Nutrition Science Partners Limited (“NSPL”)	21,431	16,806
Other	242	225
	147,824	158,506

Summarized financial information for the significant equity investees are as follows:

(i)Summarized balance sheets

	Commercial Platform				Innovation Platform
	Consumer Health		Prescription Drugs		Drug R&D
	HBYS		SHPL		NSPL
	June 30,	December 31,	June 30,	December 31,	June 30,	December 31,
	2017	2016	2017	2016	2017	2016
	(in US$’000)
Current assets	142,890	123,181	139,064	146,350	13,609	5,393
Non-current assets	103,307	98,554	99,833	97,656	30,000	30,000
Current liabilities	(95,199)	(70,218)	(112,094)	(86,946)	(747)	(1,782)
Non-current liabilities	(18,214)	(18,148)	(6,656)	(6,926)	—	—
Net assets	132,784	133,369	120,147	150,134	42,862	33,611
Non-controlling interests	(6,475)	(6,297)	—	—	—	—
	126,309	127,072	120,147	150,134	42,862	33,611

(ii)Summarized statements of operations

	Commercial Platform				Innovation Platform
	Consumer Health		Prescription Drugs		Drug R&D(a)
	HBYS		SHPL		NSPL
	Six Months Ended		Six Months Ended		Six Months Ended
	June 30,		June 30,		June 30,
	2017	2016	2017	2016	2017	2016
	(in US$’000)
Revenue	123,408	122,746	129,718	126,846	—	—
Gross profit	45,933	54,873	94,964	90,743	—	—
Depreciation and amortization	(2,291)	(1,506)	(3,382)	(541)	—	—
Interest income	79	124	498	385	—	—
Finance cost	(58)	(87)	—	—	—	—
Income/(loss) before taxes	13,525	20,494	43,727	35,482	(4,749)	(4,184)
Income tax expense	(1,942)	(3,320)	(5,984)	(5,925)	—	—
Net income/(loss)	11,583	17,174	37,743	29,557	(4,749)	(4,184)
Non-controlling interests	(61)	(37)	—	—	—	—
Net income/(loss) attributable to the shareholders of equity investee	11,522	17,137	37,743	29,557	(4,749)	(4,184)

Notes:

(a)NSPL primarily incurred research and development expenses for the six months ended June 30, 2017 and 2016.

(b)For the six months ended June 30, 2017, other immaterial equity investees had net income of approximately US$22,000 while the six months ended June 30, 2016 had net loss of US$8,000.

(iii)Reconciliation of summarized financial information

Reconciliation of the summarized financial information presented to the carrying amount of investments in equity investees is as follows:

	Commercial Platform				Innovation Platform
	Consumer Health		Prescription Drugs		Drug R&D
	HBYS		SHPL		NSPL
	2017	2016	2017	2016	2017	2016
	(in US$’000)
Opening net assets after non-controlling interests as at January 1	127,072	121,523	150,134	93,263	33,611	18,093
Net income/(loss) attributable to the shareholders of equity investee	11,522	17,137	37,743	29,557	(4,749)	(4,184)
Dividend declared	(14,615)	(6,000)	(70,619)	(25,833)	—	—
Other comprehensive income/(loss)	2,330	(3,196)	2,889	(2,340)	—	—
Investments	—	—	—	—	14,000	10,000
Capitalization of loans	—	—	—	—	—	14,000
Closing net assets after non-controlling interests as at June 30	126,309	129,464	120,147	94,647	42,862	37,909
Group’s share of net assets	63,154	64,732	60,074	47,324	21,431	18,954
Goodwill	—	—	2,923	3,000	—	—
Carrying amount of investments as at June 30	63,154	64,732	62,997	50,324	21,431	18,954

The equity investees had the following lease commitments and capital commitments:

(a)The equity investees lease various factories and offices under non‑cancellable operating lease agreements. Future aggregate minimum payments under non‑cancellable operating leases as of the dates indicated are as follows:

	June 30,	December 31,
	2017	2016
	(in US$’000)
Not later than 1 year	1,480	1,511
Between 1 to 2 years	797	1,184
Between 2 to 3 years	300	—
Between 3 to 4 years	135	—
Between 4 to 5 years	113	—
Total minimum lease payments	2,825	2,695

(b)Capital commitments

The equity investees had the following capital commitments:

	June 30,	December 31,
	2017	2016
	(in US$’000)
Property, plant and equipment
Contracted but not provided for	3,348	6,162

9. Other Payables, Accruals and Advance Receipts

Other payables, accruals and advance receipts consisted of the following:

	June 30,	December 31,
	2017	2016
	(in US$’000)
Accrued salaries and benefits	7,425	7,057
Accrued research and development expenses	6,700	11,771
Accrued selling and marketing expenses	3,828	4,340
Accrued administrative and other general expenses	4,506	4,078
Deferred government incentives	2,215	1,755
Others	2,977	2,715
	27,651	31,716

10. Bank Borrowings

Bank borrowings consisted of the following:

	June 30,	December 31,
	2017	2016
	(in US$’000)
Current	26,861	19,957
Non-current	19,990	26,830
	46,851	46,787

The weighted average interest rate for outstanding bank borrowings for the six months ended June 30, 2017 and 2016 was 1.78% and 1.47% respectively. In addition, the Group incurred guarantee fees of US$234,000 for both the six months ended June 30, 2017 and 2016, which was 1.00% and 0.88% respectively of the weighted average outstanding bank borrowings. As at June 30, 2017 and December 31, 2016, the carrying amounts of the Group’s bank borrowings are all denominated in HK$.

In December 2011, the Group, through its subsidiary entered into a three‑year term loan with a bank in the aggregate principal amount of HK$210,000,000 (US$26,923,000). The term loan bears interest at 1.50% over the Hong Kong Interbank Offered Rate (“HIBOR”) per annum. In June 2014, the term loan was refinanced into a four-year term loan due June 2018 which bears interest at 1.35% over the HIBOR per annum. Accordingly, the term loan is recorded as a short-term bank borrowing as at June 30, 2017 and a long-term bank borrowing as at December 31, 2016. The term loan is unsecured and guaranteed by Hutchison Whampoa Limited, an indirect subsidiary of CK Hutchison Holdings Limited (“CK Hutchison”), as at June 30, 2017 and December 31, 2016. An annual fee is paid to Hutchison Whampoa Limited for the guarantee (Note 18(i)).

On February 28,  2017, the Group through its subsidiary, entered into 2 separate facility agreements with banks for the provision of unsecured credit facilities in the aggregate amount of HK$546,000,000 (US$70,000,000). The first credit facility includes (i) a HK$156,000,000 (US$20,000,000) term loan facility and (ii) a HK$195,000,000 (US$25,000,000) revolving loan facility, both with a term of 18 months and an annual interest rate of 1.25% over HIBOR. The term loan was drawn from the first credit facility on March 9, 2017. The second credit facility includes (i) a HK$78,000,000 (US$10,000,000) term loan facility and (ii) a HK$117,000,000 (US$15,000,000) revolving loan facility, both with a term of 18 months and an annual interest rate of 1.25% over HIBOR. No amounts have been drawn from this second facility. These credit facilities are guaranteed by the Company.

On  March 10,  2017, the Group repaid the HK$156,000,000 (US$20,000,000) term loan facility, which was part of the unsecured credit facilities in the aggregate amount of HK$468,000,000 (US$60,000,000) entered in February 2016. These unsecured credit facilities have been terminated.

In November 2015, the Group through its subsidiary renewed a three year revolving loan facility with a bank in the aggregate amount of HK$234,000,000 (US$30,000,000) with an annual interest rate of 1.25% over HIBOR. This facility will expire in November 2018. In February 2017, HK$20,000,000 (US$2,564,000) was drawn from this facility and the amount was fully repaid in March 2017. As of June 30, 2017 and December 31, 2016, there were no amounts due under this loan.

The Group’s bank borrowings are repayable as follows:

	June 30,	December 31,
	2017	2016
	(in US$’000)
Not later than 1 year	26,861	19,957
Between 1 to 5 years	19,990	26,830
	46,851	46,787

As at June 30, 2017 and December 31, 2016, the Group has unutilized bank borrowing facilities of US$80,000,000 and US$70,000,000 respectively.

11. Other Liabilities

Other liabilities consisted of the following:

	June 30,	December 31,
	2017	2016
	(in US$’000)
Other non-current liabilities—related parties	8,129	8,129
Deferred tax liabilities—non-current	4,621	3,997
Others	3,617	4,302
	16,367	16,428

12. Commitments and Contingencies

Except as discussed below, the Group does not have any other significant commitments or contingencies.

(i)   Lease commitments

The Group leases various factories and offices under non‑cancellable operating lease agreements. Future aggregate minimum payments under non‑cancellable operating leases as of the date indicated are as follows:

	June 30,	December 31,
	2017	2016
	(in US$’000)
Not later than 1 year	1,495	1,711
Between 1 to 2 years	1,301	1,383
Between 2 to 3 years	759	1,053
Between 3 to 4 years	342	597
Between 4 to 5 years	102	108
Later than 5 years	—	45
Total minimum lease payments	3,999	4,897

(ii)  Capital commitments

The Group had the following capital commitments:

	June 30,	December 31,
	2017	2016
	(in US$’000)
Property, plant and equipment
Contracted but not provided for	2,180	2,545

In addition, the Group has also undertaken to provide the necessary additional funds for NSPL to finance its ongoing operations.

13. Ordinary Shares

The Company is authorized to issue 75,000,000 ordinary shares. On March 17, 2016 and April 13, 2016, the Company issued 3,750,000 and 330,000 ordinary shares respectively in the form of American depositary shares (“ADS”) in a public offering on the Nasdaq. A summary of ordinary shares transactions (in thousands) for each of the periods presented is as follows:

	2017	2016
Balance as at January 1	60,706	56,533
Issuances in relation to exercise of share options	31	36
New ordinary shares issued	—	4,080
Balance as at June 30	60,737	60,649

Each ordinary share is entitled to one vote. The holders of ordinary shares are also entitled to receive dividends whenever funds are legally available and when declared by the Board of Directors of the Company.

14. Share‑based Compensation

(i) Share‑based Compensation of the Company

A summary of the Company’s share option activity and related information is as follows:

			Weighted-average
	Number of	Weighted-average	remaining	Aggregate
	share	exercise price in	contractual life	intrinsic value
	options	£ per share	(years)	(in £’000)
Outstanding as at January 1, 2016	442,365	5.16
Granted	693,686	19.70
Exercised	(92,705)	3.54
Lapsed	(3,750)	6.10
Outstanding as at December 31, 2016	1,039,596	15.00	6.77	7,900
Granted	150,000	31.05
Exercised	(31,381)	4.40
Lapsed	(4,375)	6.10
Outstanding as at June 30, 2017	1,153,840	17.41	6.78	21,595
Vested and expected to vest as at December 31, 2016	1,039,596	15.00	6.77	7,900
Vested and exercisable as at December 31, 2016	767,376	14.64	6.66	6,106
Vested and expected to vest as at June 30, 2017	1,153,840	17.41	6.78	21,595
Vested and exercisable as at June 30, 2017	760,995	15.23	6.28	15,900

On March 27, 2017, the Company granted 150,000 share options to participating directors and employees. The share options are subject to a four-year vesting schedule, which 25% vests upon the first anniversary of the vesting commencement date as defined in the grant letter, and 25% every subsequent year. In determining the fair value of share options granted, the following assumptions were used in the Polynomial model for awards granted in the period indicated:

Grant date
March 27, 2017
Value of each share option	£12.69
Significant inputs into the valuation model:
Exercise price	£31.05
Share price at effective date of grant	£31.05
Expected volatility	36.30%
Risk-free interest rate	1.17%
Contractual life of share options	10 years
Expected dividend yield	0%

The following table summarizes the Company’s share option values:

	Six Months Ended
	June 30,
	2017	2016
Weighted-average grant-date fair value of share options granted during the period (in £ per share)	12.69	8.83
Total intrinsic value of share options exercised in US$’000	1,049	775

The Company recognizes compensation expense for only the portion of options expected to vest, on a graded vesting approach over the requisite service period. The following table presents share‑based compensation expense included in the Group’s condensed consolidated statements of operations:

	Six Months Ended
	June 30,
	2017	2016
	(in US$’000)
Research and development expenses	565	965

As of June 30, 2017, the total unrecognized compensation cost was US$2,268,000, net of estimated forfeiture rates, and will be recognized on a graded vesting approach over the weighted‑average remaining service period of 3.5 years.

Cash received from option exercises under the share option plan for the six months ended June 30, 2017 and 2016 was approximately US$174,000 and US$145,000 respectively. The Company will issue new shares to satisfy share options exercises.

(ii) Share‑based Compensation of a Subsidiary

No share options have been granted under the share option scheme of a subsidiary for the six months ended June 30, 2017 and 2016. On June 15, 2016, 1,187,372 share options were cancelled, and thereafter, no share options are outstanding.  For the six months ended June 30, 2017 and 2016, US$99,000 and US$195,000 respectively of share-based compensation expense was recognized to research and development expense for cash consideration payable related to prior share option modifications. As at June 30, 2017, the total unrecognized compensation costs was approximately US$81,000 over the remainder of the year.

(iii) Long-term Incentive Plan (“LTIP”)

On March 15, 2017, the Company granted awards under the LTIP to participating directors and employees, giving them a conditional right to receive ordinary shares of the Company or the equivalent ADS (collectively the “Ordinary Shares”) to be purchased by a trustee consolidated by the Company (the “Trustee”) up to a maximum cash amount of US$17.8 million in aggregate that stipulate annual performance targets. Shares under such LTIP awards will cover each financial year from 2017 to 2019. The annual performance target determination date is two business days after the announcement of the Group’s annual results for the covered financial year and vesting occurs after the announcement of the following financial year.

Additionally, on March 15, 2017, the Company granted awards under the LTIP to participating directors and employees, giving them a conditional right to receive Ordinary Shares to be purchased by the Trustee up to a maximum cash amount of US$353,000 in aggregate that do not stipulate performance targets.  Shares under such LTIP awards will vest one business day after the publication of the annual report for the 2017 financial year.

The Trustee purchases and holds Ordinary Shares on behalf of the LTIP grantee until they are vested.  The Trustee’s assets include treasury shares and funds for additional treasury shares, trustee fees and expenses. As at June 30, 2017, the number of Ordinary Shares of the Company purchased and held by the Trustee is as follows:

	Number of treasury shares	Cost in US$’000
As at January 1, 2017	62,921	2,390
Purchased	35,095	1,367
Distributed	(42,038)	(1,800)
As at June 30, 2017	55,978	1,957

For the six months ended June 30, 2017, US$1,800,000 and US$58,000 of the LTIP awards have been vested and forfeited respectively.

The following table presents the share-based compensation expenses recognized under the LTIP awards:

	Six Months Ended
	June 30,
	2017	2016
	(in US$’000)
Research and development expenses	691	409
Administrative expenses	578	377
	1,269	786
Recorded with a corresponding credit to:
Liability	594	166
Additional paid-in capital	675	620
	1,269	786

For the six months ended June 30, 2017 and 2016, US$451,000 and US$64,000 was reclassified from liability to additional paid-in capital respectively upon LTIP awards reaching the determination date. As at June 30, 2017 and December 31, 2016, US$499,000 and US$356,000 was recorded as liability respectively for LTIP awards prior to the determination date.

As at June 30, 2017, the total unrecognized compensation cost was approximately US$7,108,000, which considers expected performance targets and the amount expected to vest, and will be recognized over the requisite period.

15. Revenue from License and Collaboration Agreements—Third Parties

Revenue from license and collaboration agreements—third parties is as follows:

	Six Months Ended
	June 30,
	2017	2016
	(in US$’000)
Milestone revenue	9,510	9,931
Amortization of upfront payment	534	856
Research and development services	7,799	7,301
	17,843	18,088

The revenue is mainly from license and collaboration agreements as follows:

License and collaboration agreement with Eli Lilly

On October 8, 2013, the Group entered into a licensing, co-development and commercialization agreement in the PRC with Eli Lilly relating to fruquintinib, a targeted oncology therapy for the treatment of various types of solid tumors.

Under the terms of this agreement, the Group recognized US$4.5 million milestone revenue for the six months ended June 30, 2017 in relation to the acceptance of a new drug application by the China Food and Drug Administration for fruquintinib as a treatment of patients with advanced colorectal cancer. The Group did not recognize any milestone revenue in relation to this contract for the six months ended June 30, 2016. The Group recognized US$0.5 million and US$0.8 million revenue from amortization of the upfront payment during the six months ended June 30, 2017 and 2016 respectively. In addition, the Group recognized US$6.0 million revenue from research and development services for both the six months ended June 30, 2017 and 2016.

License and collaboration agreement with AstraZeneca

On December 21, 2011, the Group and AstraZeneca entered into a global licensing, co-development, and commercialization agreement for savolitinib, a novel targeted therapy and a highly selective inhibitor of the c-Met receptor tyrosine kinase for the treatment of cancer.

Under the terms of this agreement, the Group recognized US$5.0 million milestone revenue for the six months ended June 30, 2017 in relation to the Phase III initiation for the secondary indication,  papillary renal cell carcinoma, and US$9.9 million milestone revenue for the six months ended June 30, 2016 in relation to the Phase IIb initiation for the primary indication, non-small cell lung cancer. The Group recognized less than US$0.1 million revenue from amortization of the up-front payment for both the six months ended June 30, 2017 and 2016. The Group recognized US$1.8 million and US$1.3 million revenue from research and development services for the six months ended June 30, 2017 and 2016 respectively.

16. Research and Development Expenses

Research and development expenses are summarized as follows:

	Six Months Ended
	June 30,
	2017	2016
	(in US$’000)
Clinical trial related costs	16,473	16,900
Personnel compensation and related costs	11,875	11,366
Other costs	3,218	2,918
	31,566	31,184

…

17. Administrative Expenses

Administrative expenses are summarized as follows:

Ff
	Six Months Ended
	June 30,
	2017	2016
	(in US$’000)
Staff costs, office and general expenses	8,154	6,826
Legal and professional fees	3,309	2,562
Other costs	552	570
	12,015	9,958

18. Significant Related Party Transactions

The Group has the following significant transactions during the year with related parties which were carried out in the normal course of business at terms determined and agreed by the relevant parties:

(i)	Transactions with related parties:

	Six Months Ended
	June 30,
	2017	2016
	(in US$’000)
Sales of goods to
—Indirect subsidiaries of CK Hutchison	3,908	5,398
Revenue from research and development services
—Equity investees	4,883	3,815
Purchase of goods from
—A non-controlling shareholder of a subsidiary	7,942	5,998
—An equity investee	494	62
	8,436	6,060
Rendering of marketing services from
—Indirect subsidiaries of CK Hutchison	241	273
—An equity investee	5,125	4,258
	5,366	4,531
Rendering of management services from
—An indirect subsidiary of CK Hutchison	448	437
Interest paid to
—An immediate holding company	—	84
—An indirect subsidiary of CK Hutchison	65	—
—A non-controlling shareholder of a subsidiary	32	47
	97	131
Guarantee fee on bank loan to
—An indirect subsidiary of CK Hutchison	234	234
Dividend paid to
—A non-controlling shareholder of a subsidiary	37	—

(ii)	Balances with related parties included in:

	June 30,	December 31,
	2017	2016
	(in US$’000)
Accounts receivable—related parties:
—Indirect subsidiaries of CK Hutchison (note (a))	1,781	2,589
—Equity investees (note (a))	638	1,634
	2,419	4,223
Accounts payable—related parties:
—An indirect subsidiary of CK Hutchison (note (a))	—	19
—A non-controlling shareholder of a subsidiary (note (a))	5,401	5,136
	5,401	5,155
Amounts due from related parties (included in other current assets):
—An indirect subsidiary of CK Hutchison (note (a))	109	107
—Equity investees (note (a))	956	1,029
	1,065	1,136
Amounts due to related parties:
—Immediate holding company (note (b))	—	2,086
—An indirect subsidiary of CK Hutchison (note (b))	3,462	152
—An equity investee (note (a))	4,690	3,070
	8,152	5,308
Other payables, accruals and advance receipts:
—Interest payable to a non-controlling shareholder of a subsidiary	46	14
Other deferred income (included in other liabilities):
—An equity investee (note (d))	1,691	1,771
Other non-current liabilities (included in other liabilities):
—Immediate holding company (note (b))	—	6,000
—An indirect subsidiary of CK Hutchison (note (b))	6,000	—
—Loan from a non-controlling shareholder of a subsidiary (note (c))	1,550	1,550
—Loan from a non-controlling shareholder of a subsidiary (note (e))	579	579
	8,129	8,129

Notes:

(a)

Balances with related parties are unsecured, interest‑free and repayable on demand. The carrying values of balances with related parties approximate their fair values due to their short‑term maturities.

(b)

Amounts due to immediate holding company and an indirect subsidiary of CK Hutchison are unsecured and interest‑bearing. During the six months ended June 30, 2017, amounts due to immediate holding company was assigned to an indirect subsidiary of CK Hutchison. As of June 30, 2017, approximately US$3,462,000 (December 31, 2016: US$2,238,000) of such balances are repayable within one year or repayable on demand and US$6,000,000 (December 31, 2016: US$6,000,000) are repayable by equal installment of US$3,000,000 in December 2018 and December 2019.

(c)	Loan from a non‑controlling shareholder of a subsidiary is unsecured, interest‑bearing and is repayable in October 2018.
(d)	Other deferred income represents amounts recognized from granting of promotion and marketing rights.
(e)	Loan from a non‑controlling shareholder of a subsidiary is unsecured and interest bearing (with waiver of interest).

19. Income Taxes

(i) Income tax expense

	Six Months Ended
	June 30,
	2017	2016
	(in US$’000)
Current tax
—HK	244	372
—PRC	355	138
Deferred income tax	1,247	1,177
Income tax expense	1,846	1,687

The reconciliation of the Group’s reported income tax expense to the theoretical tax amount that would arise using the tax rates of the Company against the Group’s loss before income taxes and equity in earnings of equity investees is as follows:

	Six Months Ended
	June 30,
	2017	2016
	(in US$’000)
Loss before income taxes and equity in earnings of equity investees	(16,738)	(16,770)
Tax calculated at the statutory tax rate of the Company	(2,762)	(2,767)
Tax effects of:
Different tax rates available to different jurisdictions	537	120
Tax valuation allowance	3,036	2,184
Expenses not deductible for tax purposes	261	272
Utilization of previously unrecognized tax losses	(97)	(14)
Withholding tax on undistributed earnings of PRC entities	1,307	1,160
Others	(436)	732
Income tax expense	1,846	1,687

(ii) Deferred tax assets and liabilities

The significant components of deferred tax assets and liabilities are as follows:

	June 30,	December 31,
	2017	2016
	(in US$’000)
Deferred tax assets:
Tax losses	23,244	20,145
Others	429	372
Total deferred tax assets	23,673	20,517
Less: Valuation allowance	(23,244)	(20,145)
Deferred tax assets	429	372
Deferred tax liabilities:
Undistributed earnings from PRC entities	4,497	5,230
Others	124	131
Deferred tax liabilities	4,621	5,361

As at June 30, 2017, all deferred tax assets and liabilities are classified as non-current after adopting ASU 2015-17 (Note 2). As at December 31, 2016, deferred tax assets and liabilities of US$372,000 and US$1,364,000 respectively were classified as current, with the remainder as non-current.

The Company believes that it is more likely than not that future operations will not generate sufficient taxable income to realize the benefit of the deferred tax assets as the subsidiaries of the Company have had sustained tax losses, which will expire if not utilized within five years in the case of PRC companies whereas Hong Kong subsidiaries do not generate profits taxable in Hong Kong to utilize their tax losses. Accordingly, a valuation allowance has been recorded against the deferred tax assets arising from the tax losses of the Company.

(iii) Income taxes payable

	2017	2016
	(in US$’000)
As at January 1	274	442
Current tax	599	510
Withholding tax upon dividend declaration from PRC entities	2,140	796
Tax paid	(2,458)	(1,609)
Exchange difference	2	2
As at June 30	557	141

20. Earnings Per Share

(i)Basic earnings per share

Basic earnings per share is calculated by dividing the net income attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares in issue during the period. Treasury shares held by the Trustee are excluded from the weighted average number of outstanding ordinary shares in issue for purposes of calculating basic earnings per share.

	Six Months Ended
	June 30,
	2017	2016
Weighted average number of outstanding ordinary shares in issue	60,660,846	58,822,425
Net income (US$’000)	3,685	2,794
Net income attributable to non-controlling interests (US$’000)	(2,003)	(2,257)
Net income for the period attributable to ordinary shareholders of the Company (US$’000)	1,682	537
Earnings per share attributable to ordinary shareholders of the Company (US$ per share)	0.03	0.01

(ii)Diluted earnings per share

Diluted earnings per share is calculated by dividing net income attributable to ordinary shareholders of the Company, by the weighted average number of ordinary and dilutive ordinary share equivalents outstanding during the period. Dilutive ordinary share equivalents include shares issuable upon the exercise or settlement of share-based awards issued by the Company and its subsidiaries using the treasury stock method.

	Six Months Ended
	June 30,
	2017	2016
Weighted average number of outstanding ordinary shares in issue	60,660,846	58,822,425
Adjustment for share options and LTIP	473,693	303,660
	61,134,539	59,126,085
Net income for the period attributable to ordinary shareholders of the Company (US$’000)	1,682	537
Earnings per share attributable to ordinary shareholders of the Company (US$ per share)	0.03	0.01

21. Segment Reporting

The Group determines its operating segments from both business and geographic perspectives as follows:

(i)Innovation Platform (Drug research and development (“Drug R&D”)): focuses on discovering and developing innovative therapeutics in oncology and autoimmune diseases, and the provision of research and development services; and

(ii)Commercial Platform: comprises of the manufacture, marketing and distribution of prescription and over‑the‑counter pharmaceuticals in the PRC as well as consumer health products through Hong Kong. The Commercial Platform is further segregated into two core business areas:

(a)Prescription Drugs: comprises the development, manufacture, distribution, marketing and sale of prescription pharmaceuticals; and

(b)Consumer Health: comprises the development, manufacture, distribution, marketing and sale of over‑the‑counter pharmaceuticals and consumer health products.

Innovation Platform and Prescription Drugs business under the Commercial Platform are primarily located in the PRC. The locations for Consumer Health business under the Commercial Platform are further segregated into the PRC and Hong Kong.

The performance of the reportable segments are assessed based on three measurements: (a) losses or earnings of subsidiaries before interest income, interest expense, income tax expenses and equity in earnings of equity investees, net of tax (“Adjusted (LBIT)/EBIT” or “Adjusted LBIT”),  (b) equity in earnings of equity investees, net of tax and (c) operating (loss)/profit.

The segment information is as follows:

	Six Months Ended June 30, 2017
	Innovation
	Platform	Commercial Platform
	Drug	Prescription	Consumer
	R&D	Drugs	Health
				Hong
	PRC	PRC	PRC	Kong	Subtotal	Unallocated	Total
	(in US$’000)
Revenue from external customers	22,726	85,759	4,423	13,676	103,858	—	126,584
Adjusted (LBIT)/EBIT	(12,467)	1,523	99	1,519	3,141	(6,846)	(16,172)
Interest income	19	17	5	3	25	207	251
Equity in earnings of equity investees, net of tax	(2,363)	18,871	5,761	—	24,632	—	22,269
Operating (loss)/profit	(14,811)	20,411	5,865	1,522	27,798	(6,639)	6,348
Interest expense	—	—	—	32	32	785	817
Income tax expense	14	441	(179)	243	505	1,327	1,846
Net income attributable to ordinary shareholders of the Company	(14,790)	19,421	5,093	644	25,158	(8,686)	1,682
Depreciation/amortization	1,232	52	6	9	67	13	1,312
Additions to non-current assets (other than financial instrument and deferred tax assets)	3,017	6	1	1	8	20	3,045

	As at June 30, 2017
	Innovation
	Platform	Commercial Platform
	Drug	Prescription	Consumer
	R&D	Drugs	Health
				Hong
	PRC	PRC	PRC	Kong	Subtotal	Unallocated	Total
	(in US$’000)
Total assets	85,465	120,626	65,875	11,388	197,889	61,346	344,700
Property, plant and equipment	11,672	135	30	32	197	55	11,924
Leasehold land	1,225	—	—	—	—	—	1,225
Goodwill	—	2,778	407	—	3,185	—	3,185
Other intangible asset	—	445	—	—	445	—	445
Investments in equity investees	21,673	62,997	63,154	—	126,151	—	147,824

	Six Months Ended June 30, 2016
	Innovation
	Platform	Commercial Platform
	Drug	Prescription	Consumer
	R&D	Drugs	Health
				Hong
	PRC	PRC	PRC	Kong	Subtotal	Unallocated	Total
	(in US$’000)
Revenue from external customers	22,258	67,614	2,704	11,941	82,259	—	104,517
Adjusted (LBIT)/EBIT	(11,708)	1,463	(1,120)	1,166	1,509	(5,949)	(16,148)
Interest income	25	19	15	1	35	129	189
Equity in earnings of equity investees, net of tax	(2,096)	14,779	8,568	—	23,347	—	21,251
Operating (loss)/profit	(13,779)	16,261	7,463	1,167	24,891	(5,820)	5,292
Interest expense	—	—	—	47	47	764	811
Income tax expense	—	434	(279)	150	305	1,382	1,687
Net income attributable to ordinary shareholders of the Company	(13,742)	15,313	6,296	538	22,147	(7,868)	537
Depreciation/amortization	1,041	52	5	10	67	25	1,133
Additions to non-current assets (other than financial instrument and deferred tax assets)	1,440	19	14	50	83	47	1,570

	As at December 31, 2016
	Innovation
	Platform	Commercial Platform
	Drug	Prescription	Consumer
	R&D	Drugs	Health
				Hong
	PRC	PRC	PRC	Kong	Subtotal	Unallocated	Total
	(in US$’000)
Total assets	53,774	134,681	67,161	10,701	212,543	76,120	342,437
Property, plant and equipment	9,686	145	34	40	219	49	9,954
Leasehold land	1,220	—	—	—	—	—	1,220
Goodwill	—	2,730	407	—	3,137	—	3,137
Other intangible asset	—	469	—	—	469	—	469
Investments in equity investees	17,031	77,939	63,536	—	141,475	—	158,506

Revenue from external customers is after elimination of inter‑segment sales. The amount eliminated attributable to sales within Consumer Health business from Hong Kong to the PRC was US$708,000 and nil for the six months ended June 30, 2017 and 2016  respectively. Sales between segments are carried out at mutually agreed terms.

There were no customers who accounted for over 10% of the Group’s revenue for the six months ended June 30, 2017 and 2016.

Unallocated expenses mainly represent corporate expenses which include corporate employee benefit expenses and the relevant share‑based compensation expenses. Unallocated assets mainly comprise cash and cash equivalents and short-term investments.

A reconciliation of Adjusted LBIT to net income is provided as follows:

	Six Months Ended
	June 30,
	2017	2016
	(in US$’000)
Adjusted LBIT	(16,172)	(16,148)
Interest income	251	189
Equity in earnings of equity investees, net of tax	22,269	21,251
Interest expense	(817)	(811)
Income tax expense	(1,846)	(1,687)
Net income	3,685	2,794

22. Note to Condensed Consolidated Statements of Cash Flows

Reconciliation of net income for the period to net cash generated from operating activities:

	Six Months Ended
	June 30,
	2017	2016
	(in US$’000)
Net income	3,685	2,794
Adjustments to reconcile net income to net cash generated from operating activities
Depreciation and amortization	1,312	1,133
Share-based compensation expense—share options and LTIP	1,933	1,946
Equity in earnings of equity investees, net of tax	(22,269)	(21,251)
Dividend received from equity investees	42,617	15,917
Unrealized currency translation (gain)/loss	(224)	791
Changes in income tax balances	(612)	76
Other non-cash operating activities	64	71
Changes in working capital
Accounts receivable—third parties	(2,699)	(2,560)
Other receivables, prepayments and deposits	(3,448)	736
Inventories	2,148	1,652
Accounts payable—third parties	(3,121)	3,582
Other payables, accruals and advance receipts	(4,320)	641
Amounts due from/due to related parties	4,965	3,773
Other changes in operating assets and liabilities	(609)	(246)
Total changes in working capital	(7,084)	7,578
Net cash generated from operating activities	19,422	9,055

23. Litigation

From time to time, the Group may become involved in litigation relating to claims arising from the ordinary course of business. The Group believes that there are currently no claims or actions pending against the Group, the ultimate disposition of which could have a material adverse effect on the Group’s results of operations, financial position or cash flows. However, litigation is subject to inherent uncertainties and the Group’s view of these matters may change in the future. When an unfavorable outcome occurs, there exists the possibility of a material adverse impact on the Group’s financial position and results of operations for the periods in which the unfavorable outcome occurs, and potentially in future periods.

24. Subsequent Events

The Group evaluated subsequent events through July 31, 2017, which is the date when the interim unaudited condensed consolidated financial statements were issued.